UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
(Amendment No. 1)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

BLUELINX HOLDINGS INC.
(Name of Subject Company)

BLUELINX HOLDINGS INC.
(Name of Person Filing Statement)

Common stock, par value $0.01 per share
(Title of Class of Securities)

09624H109
(CUSIP Number of Class of Securities)

Dean A. Adelman
Chief Administrative Officer
4300 Wildwood Parkway
Atlanta, Georgia 30339
(770) 953-7000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Sara Epstein, Esq. BlueLinx Corporation 4300 Wildwood Parkway Atlanta, Georgia 30339 (770) 953-7000	Mark L. Hanson, Esq. Jones Day 1420 Peachtree St., N.E. Atlanta, GA 30309 (404) 521-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Purpose of the Amendment

The purpose of this Amendment No. 1 on Schedule 14D-9 is to amend and restate the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “Commission”) on August 13, 2010.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 relates is BlueLinx Holdings Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 4300 Wildwood Parkway, Atlanta, Georgia 30339 and the telephone number is (770) 953-7000.

Securities.

This Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits and Annexes hereto, this “Schedule 14D-9”) relates to the shares of common stock, par value $0.01 per share, of the Company (the “Shares”). As of the close of business on September 24, 2010, there were 32,690,437 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The Company is the person filing this Schedule 14D-9 and is the subject company. The Company’s name, address and telephone number are set forth in Item 1. “Subject Company Information” above, which information is incorporated herein by reference. The Company’s website is www.BlueLinxCo.com. The information on the Company’s website should not be considered a part of this Schedule 14D-9.

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Cerberus ABP Investor LLC, a Delaware limited liability company (“CAI”), and a wholly-owned subsidiary of Cerberus Capital Management, L.P. (“Cerberus Capital”), pursuant to which CAI has offered to purchase all outstanding Shares not otherwise owned by CAI for $4.00 net per Share in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 2, 2010, as supplemented by the Second Supplement to Offer to Purchase dated September 22, 2010, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, filed by CAI and Cerberus Capital with the Commission on August 2, 2010 (as amended and/or supplemented from time to time, and together with the Exhibits thereto, the “Schedule TO”). According to the Schedule TO, the Offer is scheduled to remain open from August 2, 2010 until 12:00 midnight, New York City time on October 8, 2010 (the “Offer Period”), unless extended by CAI.

The Schedule TO indicates that, as of September 22, 2010, CAI owned 18,100,000 Shares, which represents approximately 55.39% of the aggregate outstanding Shares of the Company. Each Share is entitled to one vote per Share.

The Schedule TO also indicates that the Offer is subject to satisfaction, or, if permitted, waiver, of certain specified conditions. These conditions include the non-waivable conditions that (i) there shall have been validly tendered and not withdrawn such number of Shares that represents at least a majority of the Shares (including any Shares issued upon exercise of vested stock options), other than Shares owned by CAI, and the officers and directors of the Company, that are issued and outstanding as of the date the Shares are accepted for payment pursuant to the Offer (the “Minimum Tender Condition”), and (ii) the Special Committee shall not have failed to amend its “Solicitation/Recommendation Statement” on Schedule 14D-9, as originally filed on August 13, 2010, to affirmatively recommend the Offer or shall not have subsequently withdrawn or amended or modified in any manner adverse to CAI or Cerberus Capital (whether by further amendment to the Company’s Schedule 14D-9 or otherwise) such affirmative recommendation of the Offer at any time on or prior to the expiration date of the Offer (the “Special Committee Recommendation Condition”).

The Schedule TO also indicates that another condition to the Offer, which may be waived by CAI in its sole discretion, is that there shall have been validly tendered and not withdrawn a sufficient number of Shares such that, upon acceptance for payment and payment for the tendered Shares pursuant to the Offer, CAI will own a number of Shares representing at least 90% of the issued and outstanding Shares (the “90% Condition”) as of the date the Shares are accepted for payment pursuant to the Offer. The Schedule TO specifies that the Offer is not subject to any financing or due diligence condition.

The Schedule TO also specifies that if, following the consummation of the Offer, CAI owns at least 90% of the outstanding Shares, then it intends to cause the Company to consummate a “short-form” merger promptly under Delaware law in which all Shares held by those stockholders who have not tendered their Shares into the Offer (other than those held by stockholders who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the right to receive an amount in cash equal to the Offer Price.

The Schedule TO also specifies that in the event that CAI consummates the Offer, but after giving effect thereto owns, beneficially or of record, less than 90% of the outstanding Shares, then CAI and Cerberus Capital shall (i) provide for a subsequent offering period, in accordance with Rule 14d-11 under the Securities Exchange Act of 1934 (the “Exchange Act”), of no less than five business days, and (ii) from the period beginning on the date the Offer is consummated and ending on the date that CAI acquires 100% of the outstanding Shares (the “Minority Stub Period”), (A) use their best efforts to maintain the Company’s status as a public reporting company under the rules and regulations of the Exchange Act, (B) cause the Shares to continue to be listed for trading on the New York Stock Exchange (the “NYSE”) or, if no longer eligible for listing on the NYSE, on another marketplace, (C) maintain a board of directors that consists of at least three directors who are “independent” under the rules of the NYSE and upon commencement of the Minority Stub Period shall form a committee of at least three independent directors (the “Independent Committee”), and (D) not (including their affiliates) acquire, or agree, offer or propose to acquire, any assets of the Company, or any equity securities issued by the Company or engage in any transaction involving the Company, without the approval or recommendation of a majority of the members of the Independent Committee.

Based on the number of Shares owned by CAI on September 22, 2010, approximately 5,472,724 Shares (excluding the Shares owned by CAI and Shares owned by the officers and directors of the Company) must be tendered for the non-waivable Minimum Tender Condition to be satisfied, and approximately 11,321,393 Shares must be tendered for CAI to own at least 90% of the aggregate outstanding Shares of the Company and to effect a short-form merger.

The Schedule TO states that the address and telephone number of CAI’s and Cerberus Capital’s principal executive office is 299 Park Avenue, New York, New York 10171, (212) 891-2100.

The Company takes no responsibility for the accuracy or completeness of any information described herein as contained in the Schedule TO, including information concerning CAI or Cerberus Capital, any of their affiliates, officers or directors, any actions or inactions proposed to be taken by CAI or Cerberus Capital or any failure by CAI or Cerberus Capital to disclose events or circumstances that may have occurred and may affect the accuracy or completeness of such information.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9 (including the annexes and exhibits hereto and any information incorporated herein by reference), to the knowledge of the Company, and as of the date of this Schedule 14D-9, there are no material agreements, arrangements, understandings or any actual or potential conflicts of interest, between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) CAI or Cerberus Capital or their respective executive officers, directors or affiliates.

Any information incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

CAI and Cerberus Capital Share Ownership; Interlocking Directors and Officers.

As of September 24, 2010, CAI owned 18,100,000 Shares. As a result of its ownership of the Shares, CAI holds 55.39% of the aggregate outstanding Shares of the Company.

Of the ten members of the Company’s board of directors (the “Board”), five members are current or former employees of, or advisors to, CAI or its affilates, including Cerberus Capital. Howard S. Cohen is Chairman of the Company’s Board and is an employee of Cerberus Operations and Advisory Company, LLC, an affiliate of CAI; Mark A. Suwyn is the former chairman of a company controlled by CAI; Steven Mayer is a Managing Director at Cerberus Capital; Robert G. Warden is a Managing Director at Cerberus Capital; and Richard Warner is a consultant to Cerberus Capital. Those positions present these individuals with actual or potential conflicts of interest in determining the fairness of the Offer to the Company’s stockholders unaffiliated with CAI or any of its affiliates. The background of each of the Company’s directors and executive officers is set forth on Annex B and incorporated by reference herein.

Ownership of Shares by Directors and Officers.

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration for their Shares, and on the same terms and conditions, as the other stockholders of the Company. As of September 24, 2010, the directors and executive officers of the Company beneficially owned in the aggregate 1,589,274 Shares, excluding any Shares they have a right to acquire pursuant to stock options and any unvested restricted shares (the “Unvested Restricted Shares”) of common stock and unvested performance shares (the “Unvested Performance Shares,” and together with the Unvested Restricted Shares, the “Restricted Shares”). A table setting forth the beneficial ownership of each of our directors and executive officers is set forth on Annex C and incorporated by reference herein.

If the directors and executive officers were to tender all of their Shares, excluding any Shares they have the right to acquire pursuant to stock options and any Restricted Shares, for purchase pursuant to the Offer, and those Shares were accepted for purchase and purchased by CAI, the directors and executive officers would receive an aggregate of approximately $6,357,096 in cash.

As of September 24, 2010, members of the Board beneficially owned in the aggregate 1,537,940 Shares, excluding any Shares they have a right to acquire pursuant to stock options and any Restricted Shares. Mr. Schumacher and Mr. Grant, each members of the Special Committee, own 7,750 Shares and 10,000 Shares, respectively.

As discussed below in Item 4. “The Solicitation or Recommendation — Intent to Tender,” to the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender the Shares held of record or beneficially owned by such person pursuant to the Offer.

Director and Officer Stock Options.

As of September 24, 2010, all of the Company’s vested outstanding stock options were exercisable at prices substantially higher than the Offer Price. Accordingly, the Company does not expect holders of vested stock options to exercise their stock options in connection with the Offer. The number of vested stock options held by the directors and executive officers of the Company and the weighted-average exercise price as of September 24, 2010 is set forth below. None of the vested stock options has an exercise price that is less than the offer price.

	Number of Vested	Weighted-Average
Name of Directors and Executive Officers	Options	Exercise Price

Howard Cohen	500,000	$4.66
Richard Marchese	10,000	$11.69
Richard Grant	10,000	$11.40
George Judd	62,918	$14.01
Dean Adelman	32,435	$12.23

CAI has stated in the Schedule TO that if, following the consummation of the Offer, CAI owns at least 90% of the outstanding Shares, then it will cause the Company to consummate a short-form merger in which all remaining outstanding Shares would be cancelled in exchange for a cash payment of the same price per Share as was paid in the Offer, without interest.

In the event CAI completes a short-form merger after the expiration of the Offer, any person who acquires Shares upon the exercise of stock options that remain outstanding may be unable to sell those Shares, as CAI has stated that it intends to delist the Company’s Shares from the NYSE or any other securities exchange on which the Company’s Shares are listed following the Offer, assuming it owns a number of Shares representing at least 90% of the issued and outstanding Shares as of the date the Shares are accepted for payment pursuant to the Offer.

Unvested stock options, including those held by our directors and executive officers, will vest automatically upon consummation of the short-form merger. However, all of the Company’s unvested stock options are exercisable at prices substantially higher than the Offer Price. Therefore, the Company’s directors and executive officers will not receive any payments in connection with these options and they may expire without having any value. For more information regarding the Company’s stock option awards and their potential treatment in the event CAI completes a short-form merger, see the Company’s Proxy Statement for its May 20, 2010 Annual Meeting of Stockholders under “Payments upon Certain Events of Termination or Change in Control,” the corresponding excerpts from which are filed as an exhibit hereto and incorporated by reference herein.

Director and Officer Restricted Shares.

Restricted Shares may be tendered in the Offer only if permitted by the terms of the restricted stock award, and all restricted stock awards provide that the Restricted Shares under such restricted stock awards are not transferable. As a result, Restricted Shares may not be tendered in the Offer, despite certain statements to the contrary in the Schedule TO. As of September 24, 2010, directors and executive officers of the Company held an aggregate of 1,596,657 Restricted Shares.

If CAI completes a short-form merger after the expiration of the Offer on the terms described in the Schedule TO, Restricted Shares will, however, be exchanged for the Offer Price so that each holder of Restricted Shares will receive a cash payment equal to the Offer Price, multiplied by the number of Restricted Shares the holder holds, less applicable withholding taxes. As such, upon consummation of the short-form merger, directors and executive officers of the Company would receive an aggregate of $6,386,628 for the Restricted Shares held by them. For more information regarding the Company’s Restricted Shares and their potential treatment in the event CAI completes a short-form merger, see the Company’s Proxy Statement for its May 20, 2010 Annual Meeting of Stockholders under “Payments upon Certain Events of Termination or Change in Control,” the corresponding excerpts from which are filed as an exhibit hereto and incorporated by reference herein.

Employment Agreements.

The Company has entered into employment agreements with its executive officers as follows:

George R. Judd.  We entered into an employment agreement with George R. Judd to serve as our Chief Executive Officer effective November 1, 2008. The employment agreement expires on November 1,

2010, except that it will be renewed automatically for an additional one-year period unless ninety days prior written notice is given by either party in advance of any one-year period. The employment agreement provides that Mr. Judd will receive a base salary at the rate of $600,000 per year. Mr. Judd shall also be eligible to receive an annual bonus pursuant to the terms of our annual bonus plan, with the annual bonus potential to be a target of 100% of his base salary up to a maximum of 200% of base salary, based upon satisfaction of performance goals and bonus criteria to be defined and approved by the Compensation Committee in advance for each fiscal year in accordance with the terms of the applicable bonus plan. In addition, the employment agreement provides that Mr. Judd is eligible to participate in all benefit programs for which senior executives are generally eligible.

H. Douglas Goforth.  Mr. Goforth’s employment agreement with BlueLinx was effective February 18, 2008. The agreement is scheduled to expire on February 18, 2011, except that it will be renewed automatically for one additional year unless either party provides prior written notice of non-renewal thirty days in advance of the original expiration date. The employment agreement provides that Mr. Goforth’s annual base salary shall be paid at the rate of $375,000 per year, prorated for the portion of any partial year during which he is employed by the Company. Mr. Goforth shall also be eligible to receive an annual bonus pursuant to the terms of the Company’s annual bonus plan, with the annual bonus potential to be a target of 65% of his base salary up to a maximum of 130% of base salary, based upon satisfaction of performance goals and bonus criteria to be defined and approved by the Compensation Committee in advance for each fiscal year in accordance with the terms of the bonus plan. In addition, the agreement provides that Mr. Goforth is eligible to participate in all benefit programs for which senior executives are generally eligible.

Dean Adelman.  Mr. Adelman’s employment agreement with BlueLinx was effective June 4, 2009. The agreement is scheduled to expire on June 4, 2011, except that it will be renewed automatically for an additional one-year period, unless ninety days prior written notice is given by either party in advance of any one-year period. Mr. Adelman’s annual base salary shall be paid at the rate of $315,000 per year. Mr. Adelman shall also be eligible to receive an annual bonus pursuant to the terms of our annual bonus plan, with the annual bonus potential to be a target of 50% of his base salary up to a maximum of 100% of base salary, based upon satisfaction of performance goals and bonus criteria to be defined and approved by the Compensation Committee in advance for each fiscal year in accordance with the terms of the applicable bonus plan. In addition, the employment agreement provides that Mr. Adelman is eligible to participate in all benefit programs for which senior executives are generally eligible.

Additional information with respect to the employment and compensation of the Company’s executive officers is included in the Company’s Proxy Statement for its May 20, 2010 Annual Meeting of Stockholders under the captions “Employment Agreements” and “Compensation of Executive Officers,” the corresponding excerpts from which are filed as an exhibit hereto and incorporated by reference herein.

Compensation of Directors.

Our directors who are neither current employees of the Company nor current employees or members of CAI’s operations team, referred to as our outside directors, receive an annual director’s fee of $50,000. In addition, each outside director receives a fee of $1,250 for each directors’ meeting attended. Outside directors also receive a fee of $20,000 for serving as chairperson of a committee or $10,000 for being a member of a committee. Directors who are currently employed by the Company or CAI, or who are members of CAI’s operations team, do not receive additional consideration for serving as directors, except that all directors are entitled to reimbursement for travel and out-of-pocket expenses in connection with their attendance at board and committee meetings.

Additional information with respect to the compensation of the Company’s directors is included in the Company’s Proxy Statement for its May 20, 2010 and May 20, 2009 Annual Meetings of Stockholders under the captions “Director Compensation for 2009” and “Director Compensation for 2008,” respectively, the corresponding excerpts from which are filed as an exhibit hereto and incorporated by reference herein.

Compensation of Members of the Special Committee.

In connection with the Offer, the Board established a special committee of independent directors (the “Special Committee”) to evaluate and make a recommendation to stockholders with respect to the Offer. The members of the Special Committee are Richard S. Grant, Richard B. Marchese and Alan H. Schumacher.

As compensation for services rendered in connection with serving on the Special Committee, Mr. Marchese, Mr. Schumacher and Mr. Grant each will receive a one-time fee of $15,000, and Mr. Marchese will receive an additional $10,000 for serving as the chairman of the Special Committee. In addition, each member of the Special Committee is entitled to receive a fee of $1,250 for each telephonic or in-person meeting of the Special Committee attended by such member.

As described in more detail in Item 4. “The Solicitation or Recommendation — Background of the Offer,” on September 3, 2010, Mr. Schumacher voluntarily determined to recuse himself from any further meetings of the Special Committee with respect to consideration of the Offer. As a result of such decision, Mr. Schumacher will not receive any fees for any Special Committee meetings held after such date.

Services and Other Transactions with CAI.

The Company and certain of its affiliates, directors and executive officers have engaged in certain transactions and are parties to certain arrangements with CAI and certain of its affiliates. Information regarding these transactions, including the amounts involved, is set forth below, as well as in the Company’s Proxy Statement for its May 20, 2010 Annual Meeting of Stockholders under “Certain Relationships and Related Transactions,” and the Company’s Annual Report on Form 10-K for the year ended January 2, 2010 under Note 11 to the Consolidated Financial Statements of the Company.

Cerberus Capital retains consultants that specialize in operations management and support and who provide CAI with consulting advice concerning portfolio companies in which funds and accounts managed by CAI or its affiliates have invested. From time to time, CAI makes the services of these consultants available to CAI portfolio companies. The Company believes that the terms of these consulting arrangements are favorable to it, or, alternatively, are materially consistent with those terms that would have been obtained in an arrangement with an unaffiliated third party. The Company has normal service, purchase and sales arrangements with other entities that are owned or controlled by CAI. The Company believes that these transactions are not material to results of operations or financial position.

Stockholder Agreement.

On September 22, 2010, following a series of discussions between representatives of the Special Committee and CAI, and at the request of the Special Committee, as described in more detail in Item 4. “The Solicitation or Recommendation — Background of the Offer,” the Company, CAI and Cerebrus Capital agreed to enter into a stockholder agreement (the “Stockholder Agreement”) pursuant to which, (i) in the event that CAI consummates the Offer, but after giving effect thereto owns, beneficially or of record, less than 90% of the outstanding Shares, then CAI and Cerberus Capital will provide a subsequent offering period, in accordance with Rule 14d-11 under the Exchange Act, of no less than five business days, and, (ii) from the period beginning on the date the Offer is consummated and ending on the date that CAI acquires 100% of the outstanding Shares (whether by effecting a short-form merger or otherwise), (A) use their best efforts to maintain the Company’s status as a public reporting company under the rules and regulations of the Exchange Act, or if not subject to the Exchange Act, will voluntarily file the periodic reports required by the Exchange Act, (B) cause the Shares to continue to be listed for trading on the NYSE or, if no longer eligible for listing on the NYSE, on another marketplace, (C) maintain a board of directors that consists of at least three directors who are “independent” under the rules of the NYSE and upon commencement of the Minority Stub Period shall form an Independent Committee, and (D) not (including their affiliates) acquire, or agree, offer or propose to acquire, ownership of any assets or businesses of the Company, or any equity securities issued by the Company or engage in any transaction involving the Company, without the approval or recommendation of a majority of the members of the Independent Committee. The Stockholder Agreement was negotiated at the direction of the Special Committee in connection with its evaluation of the Offer and was agreed to as a condition to CAI and Cerberus Capital receiving the Special Committee’s favorable recommendation with respect to the Offer. See Item 4. “The Solicitation or Recommendation — Background of the Offer.”

A copy of the form of Stockholder Agreement is filed as Exhibit (e)(13) to this Schedule 14D-9.

Indemnification of Directors and Certain Executive Officers.

Each of the directors and executive officers of the Company is party to an indemnification arrangement that provides that (1) the Company will indemnify such individual to the fullest extent permitted by Delaware law, including advancement of expenses, for liabilities and expenses that he incurs in his capacity as a director or officer of the Company, and (2) the Company will cover such individual under any directors and officers liability insurance that the Company maintains. The rights under the indemnification arrangements are nonexclusive and are in addition to the indemnification rights of the Company’s directors and executive officers under any provision of the Company’s Amended and Restated Certificate of Incorporation or the Company’s Amended and Restated Bylaws or under applicable law.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Special Committee.

The Special Committee has unanimously determined, by all members participating in the deliberations, that the Offer is fair, from a financial point of view, to the Company’s stockholders (other than CAI and Cerberus Capital). The Company, through the Special Committee as authorized by the Board, has also determined that the Offer is fair to the Company’s stockholders (other than CAI and Cerberus Capital). Additionally, the Special Committee recommends, on behalf of the Company and the Board, that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

The Special Committee has made this determination after carefully considering the Offer, the prospects and projected valuation of the Company, and other relevant facts and information, and after discussing such factors with the Special Committee’s outside counsel and financial advisor. The factors that were relied upon by the Special Committee in making its recommendation are described below. See “— Reasons for the Special Committee’s Recommendation.”

Copies of a letter to the Company’s stockholders and a press release communicating the Special Committee’s position are filed as Exhibits (a)(2)(C) and (a)(2)(D) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Background of the Offer.

Prior to May 7, 2004, the Company’s assets were owned by a division of Georgia-Pacific Corporation. On May 7, 2004, Georgia-Pacific sold the division to ABP Distribution Holdings Inc, or ABP, a new company owned by Cerberus Capital. ABP subsequently merged into the Company. On December 17, 2004, the Company consummated an initial public offering, at a price of $13.50 per Share. Cerberus Capital did not sell any of the Shares it owned, directly or indirectly, in the initial public offering. According to the Schedule TO, CAI currently owns 18,100,000 Shares, and Cerberus Capital is the managing member of CAI. According to the Schedule TO, CAI has beneficially owned the 18,100,000 Shares since the initial public offering of the Company and its ownership currently represents approximately 55.39% of the outstanding Shares.

The Board periodically reviews and evaluates the Company’s business strategy in an effort to identify opportunities to enhance stockholder value. As part of those efforts, from time to time the Board has discussed potential strategic transactions, including acquisitions and divestitures. In connection with those reviews and discussions, from time to time the possibility of CAI taking the Company private was informally referred to as a potential opportunity for stockholders to achieve liquidity for their investment in the Shares. During the two years preceding CAI’s public announcement of its intention to commence the Offer, however, there were no formal communications regarding such a transaction, or communications regarding any specific transaction, including the Offer, between representatives of CAI and Cerberus Capital, on the one hand, and management of the Company or directors who are not affiliated with CAI or Cerberus Capital, on the other hand.

On July 21, 2010, CAI notified the Board that it intended to commence a tender offer for all of the issued and outstanding Shares not owned by it, for $3.40 per Share, by delivery of the following letter:

July 21, 2010

Board of Directors
BlueLinx Holdings Inc.
4300 Wildwood Parkway
Atlanta, Georgia 30339
Attention: Howard Cohen
            George R. Judd

Gentlemen:

Cerberus ABP Investor LLC (“CAI”) is pleased to advise you that it intends to commence a tender offer for all of the outstanding shares of common stock of BlueLinx Holdings Inc. (“BlueLinx” or the “Company”) not owned by CAI, at a purchase price of $3.40 per share in cash. This represents a premium of approximately 35.5% over the closing price on July 21, 2010, and a 16.8% premium over the volume-weighted average closing price for the last 30 trading days. In our view, this price represents a fair price to BlueLinx’s stockholders.

The tender offer will be conditioned upon, among other things, the tender of a majority of shares not owned by CAI or by the directors or officers of the Company and, unless waived, CAI owning at least 90% of the outstanding BlueLinx common stock as a result of the tender or otherwise. Any shares not acquired in the tender offer are expected to be acquired in a subsequent merger transaction at the same cash price per share. The tender offer is not subject to any financing or due diligence condition.

We believe that our offer to acquire the shares of BlueLinx not owned by CAI represents a unique opportunity for BlueLinx’s stockholders to realize the value of their shares at a significant premium to BlueLinx’s current and recent stock price. As the longtime majority stockholder of BlueLinx, we wish to acknowledge your dedicated efforts as board members of the Company and to express our appreciation for the significant contribution that the board members of BlueLinx have made to the Company in the challenging business and economic environment of the past few years.

In considering our tender offer, you should be aware that in our capacity as a stockholder we are interested only in acquiring the BlueLinx shares not already owned by us and that in our capacity as a stockholder we have no current interest in selling our stake in BlueLinx nor would we currently expect, in our capacity as a stockholder, to vote in favor of any alternative sale, merger or similar transaction involving BlueLinx other than the transaction outlined here.

CAI has not had any substantive discussions or negotiations with members of the Company’s management regarding their ability to “roll” their BlueLinx shares or stock options, or regarding any changes to existing employment agreements, equity incentive plans or benefit arrangements, in connection with the tender offer. However, at the appropriate time, we may explore, and discuss with management, any or all such topics.

CAI does not expect the tender offer and merger to result in a change of control under the Company’s existing revolving credit facility or mortgage debt financing.

We intend to commence our tender offer within approximately seven days. CAI believes it would be appropriate for the Company’s board of directors to form a special committee consisting of independent directors not affiliated with CAI to consider CAI’s tender offer and to make a recommendation to the Company’s stockholders with respect thereto. In addition, CAI encourages the special committee to retain its own legal and financial advisors to assist in its review of our tender offer and the development of its recommendation.

We will file a Schedule 13D amendment, and as such, we feel compelled to issue a press release, a copy of which is attached for your information. We expect to make the release public prior to the opening of the New York Stock Exchange on July 22, 2010.

Very truly yours,

CERBERUS ABP INVESTOR LLC

/s/ STEVEN F. MAYER

* * *

Prior to the opening of the markets on July 22, 2010, CAI issued a press release announcing the Offer and filed an amendment to its Schedule 13D with the Commission, which included a copy of the letter to the Board and the press release.

On July 22, 2010, at a specially called telephonic meeting of the Board, the Board discussed whether, in light of CAI’s majority ownership interest in the Company’s stock and the fact that a number of members of the Board were officers, employees or affiliates of CAI or Cerberus Capital, it was in the best interests of the Company and its stockholders to form and empower a Special Committee, comprised solely of independent directors. The Board then directed management to circulate appropriate resolutions to be adopted by the Board to create, authorize and empower the Special Committee to act with respect to the proposed offer.

Effective as of July 22, 2010, by unanimous written consent action of the Board, resolutions were adopted that, among other things, formed the Special Committee, comprised of Richard B. Marchese, Alan H. Schumacher and Richard S. Grant, and delegated to the Special Committee the power and authority to (i) review and evaluate the terms and conditions of the Offer; (ii) determine, together with its advisors, whether the Offer is fair to, and in the best interests of, the Company and its stockholders; (iii) recommend to the full Board what recommendation, if any, should be made to the stockholders of the Company with respect to the Offer; (iv) participate in negotiations with CAI with respect to the terms and conditions of the Offer; (v) if the Special Committee deems appropriate, determine to reject the Offer; and (vi) take any lawful action in response to the Offer that the Special Committee determines to be in the best interests of the Company and its stockholders.

During the afternoon and evening of July 22, 2010, the Special Committee held several telephonic meetings during which they appointed Richard B. Marchese as Chairman of the Special Committee and discussed the need to hire legal counsel and a financial advisor to assist the Special Committee in fulfilling its duties. The members of the Special Committee identified several potential law firms and financial advisors, and determined that they should make contact with some of the firms they had identified to determine their interest and ability to represent the Special Committee. Following some initial contacts and a preliminary assessment of whether any conflicts were present, the Special Committee invited Jones Day, a prominent international law firm, to make a presentation to the Special Committee. Following the presentation by Jones Day, on July 22, 2010, the Special Committee held a telephonic meeting and, after concluding that Jones Day did not have any conflicts of interest with respect to representing the Special Committee, approved the retention of Jones Day as its independent legal advisor. Thereafter, the representatives of Jones Day participated in a meeting of the Special Committee and discussed the Special Committee’s duties and responsibilities with respect to considering the Offer and discussed related organizational matters. The Special Committee also requested that Jones Day assist in setting up interviews, on July 24 and 25, with various investment banks that the Committee had determined to consider as financial advisor.

Beginning on July 24, 2010, the Special Committee held a series of telephonic meetings with its legal advisors to discuss the anticipated Offer and interview potential financial advisors. The Special Committee received presentations from several prominent investment banking firms and held discussions with outside counsel regarding the merits of the various firms.

On July 25, 2010, the Special Committee held a telephonic meeting to interview the remaining investment banking firm under consideration to serve as financial advisor. At the conclusion of the presentations by the various investment banking firms, the Special Committee, with its legal advisors present, discussed at length the merits of each of the firms interviewed, including their experience in negotiating acquisition transactions and their familiarity with the building products industry. Thereafter, the Special Committee determined to retain Citadel Securities LLC (“Citadel Securities”) to act as its financial advisor, subject to reaching an agreement on the terms of an engagement letter. The Special Committee authorized Jones Day to negotiate an appropriate engagement letter with Citadel Securities. Subsequently, the Special Committee executed an engagement letter with Citadel Securities, and on July 27, 2010, the Company issued a press release announcing that its board of directors had formed the Special Committee and that the Special Committee had retained Citadel Securities as its financial advisor to assist the Special Committee in its review of the Offer, and had engaged Jones Day to provide legal advice to the Special Committee. After being formally engaged, Citadel Securities commenced its due diligence review of the Company and began to engage in discussions and meetings with members of the Company’s management to obtain additional information regarding the operations and future prospects of the Company.

During the telephonic meeting on July 25, 2010, the members of the Special Committee and their legal advisors also discussed the retention of special Delaware counsel to assist with the legal representation of the Special Committee. The representatives of Jones Day provided recommendations of various Delaware law firms and following discussion among the Special Committee, and after confirming that there were no conflict issues, the Special Committee approved the engagement of Morris, Nichols, Arsht & Tunnell LLP (“Morris Nichols”) as special Delaware counsel.

On July 28, 2010, Citadel Securities, at the direction of the Special Committee, contacted representatives of CAI to discuss the proposed offer and to request that CAI consider delaying the launch of the Offer in order to enable the Special Committee and its advisors to engage in discussions with CAI regarding the terms of the Offer. CAI responded that it did not intend to delay the Offer and that it believed more informed discussions could occur with the Special Committee after the complete terms of the Offer were publicly available to stockholders.

On July 29, 2010, the Special Committee and its advisors held a telephonic meeting to further discuss the Offer and to receive an update from Citadel Securities on its due diligence review to date. At that meeting, representatives of Citadel Securities suggested that the Special Committee should consider canvassing the market for alternative transactions, including possibly reaching out to third parties who potentially might be interested in acquiring a minority stake in the Company. Following discussion regarding a number of parties that might have possible interest in acquiring the minority interests in the Company, and consultations with management, the Special Committee authorized Citadel Securities to contact representatives of the three parties that the Special Committee, with input from Citadel Securities, believed might have the most interest in discussing a potential transaction.

Also on July 29, 2010, in response to an informal request received by the Company from CAI to provide it with the Company’s stockholder information, the Company advised CAI that it did not wish to provide stockholder information in response to its informal requests, and instead asked CAI to comply with Rule 14d-5 under the Exchange Act in order to obtain the stockholder information. CAI elected instead to seek shareholder information pursuant to Section 220 of the General Corporation Law of Delaware (the “DGCL”), by letter delivered to the Company on July 30, 2010.

On July 30, 2010, the Special Committee held a telephonic meeting, with representatives of Jones Day and Citadel Securities present, and discussed various organizational and authority issues and reviewed the status of the financial due diligence process, and the litigation that had been commenced by certain stockholders in response to the proposed offer.

Commencing on July 30, 2010, Citadel Securities initiated contact with representatives of the three parties identified as likely to have the most significant interest in exploring a potential acquisition of the Company’s Shares not currently owned by CAI. Two of those parties indicated that they would consider the request and would respond over the next several business days, and each subsequently indicated that it was not interested in pursuing discussions as this point in time. The third party indicated that it would be interested in engaging in such discussions, and that it would be willing to enter into a confidentiality and standstill agreement before commencing any detailed discussions. On July 30, 2010, Citadel Securities, at the request of the Special

Committee, provided a form of confidentiality and standstill agreement to the potentially interested party. That party provided comments on the proposed agreement, and following negotiations between outside counsel for the Special Committee and that party, a confidentiality and standstill agreement was signed by the potentially interested party on August 10, 2010. On August 12, 2010, that party indicated that it was no longer interested in further pursuing discussions at that point in time.

On August 2, 2010, and upon the recommendation of the Special Committee’s outside counsel and special Delaware counsel, the Special Committee provided the Company with a proposed unanimous written consent action of the Board, which contained several additional resolutions intended to explicitly clarify certain of the powers and authority originally granted to the Special Committee in connection with the Offer. Specifically, the supplemental resolutions clarified that the Board had specifically delegated to the Special Committee the power and authority to (i) review and evaluate the terms and conditions of the Offer; (ii) determine, together with its advisors, whether the Offer is fair to, and in the best interests of, the Company and its stockholders; (iii) determine what recommendation, if any, should be made to the stockholders of the Company with respect to the Offer; (iv) negotiate with CAI with respect to the terms and conditions of the Offer; (v) if the Special Committee deems appropriate, determine to reject the Offer; (vi) if the Special Committee deems appropriate, solicit, consider and negotiate alternative transactions and approve on behalf of the Company any such alternative transaction or, if full Board approval of any such transaction is required under applicable law, recommend that the full Board so approve any such transaction; (vii) prepare a Schedule 14D-9 and related documents and filings required or deemed by the Special Committee to be advisable under rules and regulations of the Commission; and (viii) exercise any other power or authority that may be otherwise exercised by the Board and that the Special Committee determines to be necessary or advisable to carry out and fulfill its duties and responsibilities, including, without limitation, the power and authority with respect to anti-takeover measures, including, without limitation, approving transactions as contemplated by Section 203 of the DGCL and adopting a stockholder rights plan. At the request of the Special Committee, management provided the proposed unanimous written consent action to the Board, and it was unanimously adopted by the board of directors, effective as of August 10, 2010.

On August 2, 2010, prior to the opening of the trading markets, CAI commenced the Offer at an Offer Price of $3.40 per Share and filed a Schedule TO and Schedule 13E-3 with the Commission. Further, the Special Committee and its legal advisors held a telephonic meeting with members of the Company’s management team. The Special Committee discussed with management the Company’s performance during the current fiscal quarter and management’s outlook and projections for future performance.

Also, on August 2, 2010, the Special Committee held a telephonic meeting, in which representatives of its outside counsel and of the Company’s management participated. The primary purpose of the meeting was for the members of the Special Committee to receive an update on management’s perspective on the business and to review and discuss management’s current forecasts for the business over the next five years.

On August 3 and 4, 2010, the Special Committee held various telephonic meetings with its legal advisors and financial advisor, and in some instances with management, to discuss various developments in the process of evaluating the Offer, to receive an initial preliminary review of the financial analysis being undertaken by Citadel Securities, and to discuss and consider various information relevant to the evaluation of the Offer, including management’s then-current forecasts and outlook for the business.

On August 4, 2010, Citadel Securities, at the direction of the Special Committee, had a telephone conversation with Steven Mayer and Robert Warden, representatives of CAI, in which the Special Committee’s financial advisor requested that CAI and Cerberus Capital consider increasing the offer price per Share. The representatives of CAI indicated that they would consider this request and would respond to Citadel Securities in the next several days.

On August 6, 2010, the Special Committee and its legal advisors held another meeting with the Company’s management to discuss management’s current internal financial models, assumptions and projections for future performance.

On August 10 and 11, 2010, Steven Mayer, on behalf of CAI, and representatives of Citadel Securities had further discussions about the Special Committee’s request, and CAI suggested that the Special Committee propose a price range within which the Special Committee would be able to provide a favorable recommendation.

On August 10 and August 11, in separate communications, the Special Committee was contacted by two of the Company’s largest minority stockholders, Stadium Capital Management LLC and Regent Street Capital LLC, which collectively hold over 7% of the outstanding Shares. Each of those stockholders separately and independently expressed its opposition to the Offer, its belief that the underlying equity value of the Shares is significantly higher than the $3.40 per Share CAI is offering pursuant to the Offer, and its intention not to tender shares in the Offer, and specifically urged the Special Committee to reject and recommend against the Offer. In addition, as described under Item 8. “Additional Information — Litigation” below, on August 10, 2010 Stadium Capital Management LLC commenced a lawsuit seeking to enjoin the Offer.

On August 11, 2010, in light of the ongoing dialogue with CAI and with the potentially interested third party, as well as the Special Committee’s ongoing financial evaluation of the Company and its future prospects, representatives of the Special Committee contacted representatives of CAI and requested that CAI extend the expiration of the Offer for 10 business days, from August 27, 2010 until September 13, 2010. The representatives of the Special Committee informed CAI that the Special Committee believed that such an extension would be appropriate in order to ensure that the Special Committee had sufficient time to evaluate all relevant information to enable it to reach a determination on, and to publish to stockholders, the Special Committee’s position with respect to the Offer, and to allow the Company’s stockholders to have sufficient time to consider and evaluate the Offer and the Company’s, and the Special Committee’s, position with respect thereto. Thereafter, on August 13, 2010, the legal advisor to CAI informed the legal advisor to the Special Committee that CAI was willing to extend the expiration date of the Offer for five business days, to September 3, 2010, and that CAI would announce the extension as soon as practicable following the filing of this Schedule 14D-9 with the Commission.

On August 11 and 12, 2010, the Special Committee held telephonic meetings to discuss the Schedule 14D-9 and the Offer. At the conclusion of the meetings, the Special Committee determined that it was unable to take a position with respect to the Offer at that time for the reasons described herein, and authorized the Company to finalize and file a Schedule 14D-9. The Special Committee determined to request that stockholders of the Company take no action and not tender their Shares with respect to the Offer at the current time, and instead defer making a determination whether to accept or reject the Offer until the Special Committee has advised stockholders of its position or recommendation, if any, with respect to the Offer.

On August 13, 2010, following the closing of the trading markets, the Company filed its statement on Schedule 14D-9 indicating that the Special Committee was unable to take a position at that time. Subsequently, on August 13, 2010, CAI and Cerberus Capital announced an extension of the expiration date of the Offer to 12:00 midnight, New York City time, on September 3, 2010.

On August 16, 2010, the Special Committee and its advisors held a telephonic meeting to further evaluate the Offer. The Special Committee also considered the revised financial projections that had been prepared by the Company’s management team and a preliminary valuation analysis prepared by Citadel Securities. After some further deliberation, the Special Committee determined that, in order to allow the minority stockholders the opportunity to share in the upside potential of the Company’s future prospects, $5.00 per Share was a price at which the Special Committee believed it could provide a favorable recommendation to the Company’s stockholders.

Later that same day, representatives of Citadel Securities, at the direction of the Special Committee, had a telephone conversation with Steven Mayer, a representative of CAI, in which they suggested that the Special Committee believed it would be comfortable rendering a favorable recommendation at an Offer Price of $5.00 per Share. Mr. Mayer responded that $5.00 per Share was significantly higher than the price that CAI and Cerberus Capital were willing to offer based on their valuation of the Company, but that he would discuss the Special Committee’s position with other representatives of CAI.

On August 17, 2010, Steven Mayer, on behalf of CAI, informed representatives of Citadel Securities that CAI and Cerberus Capital believed that the current Offer Price of $3.40 per Share was fair to the Company’s stockholders. Mr. Mayer also suggested that while the Special Committee’s recommendation was important to CAI, it likely would not change the Offer Price if it did not receive a favorable recommendation from the Special Committee. Mr. Mayer further stated that while CAI was not willing to increase the Offer Price to $5.00 per Share, he said it would discuss an increase in the Offer Price to the range of $3.75 to $4.00 per Share. Mr. Mayer informed the representatives of Citadel Securities that CAI and Cerberus Capital believed that $4.00 per Share represented full value for the Company’s Shares in light of, among other things, prevailing trends and conditions in the building products industry.

On August 18, 2010, the Special Committee held a telephonic meeting with its legal advisors and financial advisor to discuss CAI’s latest communications and various other developments in the process of evaluating the Offer. At that meeting, the Special Committee again discussed the Offer Price at which it would be willing to render a favorable recommendation to the Company’s stockholders in light of the feedback it had recently received from CAI. The Special Committee also considered the consequences to the Company’s minority stockholders if more than a majority of the Shares, other than Shares owned by CAI and the officers and directors of the Company, were validly tendered and accepted for payment by CAI, but CAI was to waive the 90% Condition. In this instance, CAI, after giving effect to the consummation of the offer, would own Shares representing less than 90% of the issued and outstanding Shares and, consequently, would be unable to effect a “short-form” merger. In particular, the Special Committee was concerned about the substantial decrease in liquidity of the outstanding Shares after completion of the Offer and the desire to ensure that any stockholders who do not tender their Shares in the Offer are protected, in any potential subsequent transaction that CAI or Cerberus Capital may undertake in the future to acquire additional Shares, from actions that might be considered coercive or unfair. The Special Committee and its counsel discussed various additional protections they could obtain for the benefit of the minority stockholders.

Following discussions with Jones Day and Morris Nichols, the Special Committee determined, and authorized Citadel Securities to inform CAI, that it would be willing to deliver a favorable recommendation with respect to the Offer if CAI increased its Offer Price to $4.25 per Share and agreed to (i) provide a subsequent offering period following the expiration of the Offer, in accordance with Rule 14d-11 under the Exchange Act, of no less than five business days, and (ii) provide that, in the event that CAI consummates the Offer, but after giving effect thereto owns, beneficially or of record, less than 100% of the outstanding Shares, CAI and Cerberus Capital will (A) maintain the Company’s status as a public reporting company under the rules and regulations of the Exchange Act, (B) cause the Shares to continue to be listed for trading on the NYSE or, if no longer eligible for listing on the NYSE, on another marketplace, (C) maintain a board of directors that consists of at least three directors who are “independent” under the rules of the NYSE and (D) not acquire, or agree, offer or propose to acquire, any assets of the Company, or any equity securities issued by the Company or engage in any transaction involving the Company, unless prior to the consummation of any such transaction, in the case of a tender offer, is affirmatively recommended, or in any other case, is approved by a majority of the independent directors (the “Additional Protections”). The Special Committee’s decision was based on its belief that the Additional Protections would preserve some opportunity for liquidity for any non-tendering holders of Shares after the Offer is consummated, if CAI were unable to complete a short-form merger immediately following consummation of the Offer, and would ensure that any future actions by CAI or Cerberus Capital to acquire additional Shares would be structured in a manner designed to be procedurally fair to the minority stockholders.

On August 18, 2010, representatives of Citadel Securities contacted Steven Mayer, of CAI, to further discuss the terms of the Offer. The representatives of Citadel Securities informed Mr. Mayer that the Special Committee was concerned about protecting any minority stockholders who may determine not to tender Shares in the Offer if CAI completes the tender offer but waives the 90% Condition. The representatives of Citadel Securities stated that the Special Committee had indicated that if CAI and Cerberus Capital were willing to agree to certain procedural protections, then the Special Committee might be able to recommend an Offer Price of $4.25 per Share. Mr. Mayer responded that CAI would need to understand more specifically the procedural protections envisioned by the Special Committee and that the Offer Price of $4.25 per Share was more than CAI and Cerberus Capital were willing to pay based on their valuation of the Company.

Also on August 18, 2010, Jones Day contacted Schulte Roth & Zabel LLP (“SRZ”), legal counsel to CAI and Cerberus Capital, to discuss in more detail the terms and conditions of the proposed Additional Protections. Jones Day explained that it was the Special Committee’s position that if CAI and Cerberus Capital were to waive the 90% Condition and consummated the Offer, then CAI and Cerberus Capital should agree to provide the Additional Protections.

Also, on August 19, 2010, Mr. Mayer conveyed to representatives of Citadel Securities that CAI and Cerberus Capital might be willing to agree to the Additional Protections, subject to review of the relevant language, but requested that for purposes of the Additional Protections, the Special Committee’s recommendation of the Offer Price satisfy this requirement for future merger transactions initiated within a specified time period after the closing of the Offer.

On August 19, 2010, the Special Committee held another telephonic meeting to discuss the Offer, the Special Committee’s latest proposal, and the latest response from CAI and Cerberus Capital. The Special Committee asked Citadel Securities to prepare a presentation of its analysis of the Company’s real estate portfolio, and its impact on the overall valuation of the Company, to be presented to the Special Committee at a subsequent meeting.

Later that day, CAI filed Amendment No. 2 to its Schedule TO to include an additional condition to the Offer that CAI would not be required and would not accept for payment any tendered Shares if the Special Committee shall have failed to amend its “Solicitation/Recommendation Statement” on Schedule 14D-9 to affirmatively recommend the Offer.

On August 20, 2010, Mr. Mayer, on behalf of CAI, informed Citadel Securities that CAI was prepared to increase the Offer Price to $3.75 per Share and was open to considering the Additional Protections as proposed by the Special Committee. On the same day, the Special Committee held a telephonic meeting with its legal counsel and financial advisor to discuss CAI’s counter proposal. At this meeting, the Special Committee discussed CAI’s proposed modification to the Additional Protections with its outside counsel and concluded that they could not agree to the request that a favorable recommendation of the Offer also constitute a favorable recommendation of a subsequent merger transaction within a specified time period of the consummation of the Offer because the independent directors of the board could only make such a decision based on the facts as they existed at the time of a proposed acquisition of the public minority Shares in order to comply with their fiduciary duties. As part of their discussions, Citadel Securities also reviewed with the Special Committee, at the Special Committee’s request, the potential after-tax net proceeds on a per Share basis, that the Company could realize assuming a hypothetical sale of the Company’s real estate portfolio. Citadel Securities advised the Special Committee that its analysis was based on third party real estate appraisals and broker opinions of certain properties in the Company’s real estate portfolio prepared at various times between 2004 and 2010 that were provided by the Company’s management and estimates of value of certain properties in the Company’s real estate portfolio prepared by the Company’s management. Citadel Securities advised the Special Committee that although it had not conducted its own independent evaluation or appraisal of the Company’s real estate portfolio, by applying discount rates in the range of 0% to 20% (which range of discount rates was consistent with the decline in property values implied by the information provided to Citadel Securities) to the information provided to Citadel Securities, it had calculated an implied pre-tax value of the Company’s real estate portfolio of approximately $307 million to $382 million and an implied after-tax value of the Company’s real estate portfolio of approximately $241 million to $286 million. Assuming the proceeds of the hypothetical sale of the Company’s real estate portfolio and approximately $26 million (as of July 3, 2010) of restricted cash pursuant to the terms of the mortgage debt related to the real estate portfolio would be used to repay such outstanding mortgage debt, which was approximately $286 million as of July 3, 2010, the potential after-tax net proceeds per Share (based on 35.0 million Shares outstanding on a fully diluted basis as per the Company’s management) the Company could realize ranged from $0.75 per Share (assuming a 0% discount to the valuations provided to Citadel Securities) to a loss of $0.55 per Share (assuming a 20% discount to the valuations provided to Citadel Securities). This analysis did not take into account any mortgage pre-payment penalties.

Also on August 20, 2010, representatives of Citadel Securities again spoke with Mr. Mayer and reiterated that the Special Committee was prepared to provide a favorable recommendation of an Offer Price of $4.25 per Share, subject to CAI agreeing to all of the Additional Protections that had been proposed. Mr. Mayer responded, on behalf of CAI, that CAI would not go above $4.00 per Share and that it was prepared to let the Offer expire at the current Offer Price of $3.40 per Share if an agreement on price could not be reached.

At a separate telephonic meeting on August 20, 2010, the Special Committee discussed CAI’s response to its latest proposal with its legal advisors and financial advisor. After extensive deliberation with its advisors, the Special Committee determined that it would be able to deliver a favorable recommendation at an increased Offer Price of $4.00 per Share, provided that a definitive agreement with respect to the Additional Protections, as proposed by the Special Committee was agreed upon by CAI and Cerberus Capital. Representatives of Citadel Securities, at the direction of the Special Committee, communicated the Special Committee’s position to Mr. Mayer, and Mr. Mayer indicated that CAI would discuss internally whether CAI would be willing to increase the offer price to $4.00 per Share and to accept the Additional Protections in the form generally proposed by the Special Committee.

On August 23, 2010, counsel for the plaintiff in the Liang litigation matters pending in Delaware, described below in Item 8. “Additional Information — Litigation,” contacted the Special Committee, and requested that they be permitted, along with their financial consultant, to meet with the Special Committee and its representatives to present their client’s concerns regarding the Offer. Liang’s counsel also indicated that they would “be agreeable to reviewing any relevant non-public information” that the Special Committee may have regarding the Offer. The following day, counsel for the Special Committee responded to Liang’s counsel that the proposed meeting was premature given the absence of an agreed upon lead plaintiff and plaintiff’s counsel in the Delaware cases.

On August 24, 2010, Jones Day engaged in various discussions with SRZ regarding the Offer and the proposed Additional Protections. On the next day, Jones Day provided a draft of a Stockholder Agreement to SRZ for review which memorialized the Additional Protections that the Special Committee had proposed.

On August 26, 2010, CAI filed Amendment No. 3 to its Schedule TO to extend the Offer Period to midnight, New York City time, on Friday, September 10, 2010. CAI stated that the purpose of the amendment was to permit CAI and Cerberus Capital further opportunity to discuss and negotiate the terms of the Offer with the Special Committee.

Between August 26, 2010 and September 22, 2010, SRZ and Jones Day engaged in a series of ongoing discussions and negotiated the terms of the Stockholder Agreement reflecting the proposed Additional Protections, discussed CAI’s ongoing internal consideration of increasing the offer price to $4.00 per Share, and the status of the lawsuits that had been filed in connection with the Offer.

On August 30, 2010, in connection with the lawsuits filed in Georgia by certain stockholders of the Company, the plaintiffs in these actions sought an injunction on the basis, among other things, that as a result of Mr. Schumacher’s service as an independent director on boards of directors of certain other unrelated companies that also happen to be affiliated with Cerberus Capital, Mr. Schumacher’s independence, and therefore that of the Special Committee, should be examined and considered as a prerequisite to stockholders making an informed decision with respect to the Offer. The Board had previously determined, and each of the members of the Special Committee continues to believe, that Mr. Schumacher meets the requisite standards for independence under the rules and regulations of the Commission, the NYSE and under the Sarbanes-Oxley Act of 2002 (the “SOA”). The court denied the motion for an injunction and, while the court did not reach any specific conclusion regarding Mr. Schumacher’s independence under the applicable rules, the court did note that any recommendation by the Special Committee must still be supported by a majority of the directors who are members of the committee, irrespective of the plaintiffs’ assertions regarding Mr. Schumacher.

While Mr. Schumacher and the other members of the Special Committee each continue to believe that Mr. Schumacher meets the requisite criteria to qualify as independent, on September 3, 2010, Mr. Schumacher determined that in order to ensure that the Special Committee’s time and attention was devoted to protecting the interests of the Company’s minority stockholders, and achieving the best possible result for those stockholders, rather than being distracted by litigation claims purporting to challenge his independence, he would recuse himself from further meetings of the Special Committee with respect to the Offer. The other two members of the Special Committee accepted Mr. Schumacher’s decision to recuse himself from such deliberations.

On September 1, counsel for the plaintiff in the Habiniak litigation contacted the Special Committee, through its counsel, to request a meeting with the Special Committee regarding the Offer and inquiring whether the Special Committee would be willing to share non-public financial information under consideration by the Special Committee with Habiniak’s counsel in advance of a proposed meeting with the Special Committee. The Special Committee’s counsel responded that, while the Special Committee was willing to meet with Habiniak’s counsel and their financial consultant once a leadership structure and consolidation was in place in the Delaware cases, the Special Committee would not be willing to share the requested information before it had completed its consideration of the Offer, and that the Special Committee’s position in this regard was consistent with orders entered by the courts in Delaware, on August 19, and Georgia, on September 1, respectively, denying their and other stockholders’ requests for immediate access to, among other things, non-public financial information being considered by the Special Committee in connection with the Offer.

On September 15, Liang’s counsel again contacted counsel for the Special Committee and renewed the request set forth in their August 23 letter that they, along with their financial consultant, be permitted to meet with the Special Committee and its representatives. Liang’s counsel, however, insisted — for the first time — that such a meeting be pre-conditioned upon the sharing of non-public financial information under consideration by the Special Committee. After discussions with the Special Committee, the Special Committee’s counsel informed Liang’s counsel that, while the Special Committee was willing to meet with Liang’s counsel, and any of their advisors, to allow Liang’s representatives to present their views of the Offer, the Special Committee would not be willing to share the requested information before it had completed its consideration of the Offer. Counsel for Liang did not accept the Special Committee’s offer to make a presentation to them without those preconditions.

On the morning of September 16, 2010, the Special Committee held a telephonic meeting with its legal counsel and financial advisor. At this meeting, Jones Day updated the Special Committee on the status of the negotiations with CAI on the Stockholder Agreement, noting that the parties were close to agreeing upon the final terms of a definitive agreement. Citadel Securities also provided an update on its preliminary financial analysis in light of revised September forecasts and projections that they had recently received from the Company’s management.

On the following day, CAI announced another interim extension of the Offer for an additional 5 business days to October 1, 2010.

On September 22, 2010, representatives of the Special Committee and CAI reached an agreement with respect to the Stockholder Agreement providing the Additional Protections. On the evening of September 22, 2010, CAI announced that it was increasing the Offer Price to $4.00 per Share and that it had agreed to enter into a Stockholder Agreement with the Company that would provide for the Additional Protections that had been proposed by the Special Committee.

On September 23, 2010, the Special Committee held a telephonic meeting to discuss CAI’s recent announcement to increase the Offer Price to $4.00 per Share and agreement to enter into a Stockholder Agreement to provide the Additional Protections to the minority stockholders who do not tender their Shares in the Offer. The Special Committee reviewed the key terms and conditions of the Offer, including the agreed upon form of the Stockholder Agreement, with Jones Day and Citadel Securities. The representatives of Citadel Securities then provided a detailed report on their analysis with respect to the fairness of the $4.00 per Share Offer Price, including a review of each methodology that the financial advisor used in its analysis of the fairness of the Offer Price. Citadel Securities then rendered to the Special Committee an oral opinion, subsequently confirmed in writing, to the effect that, as of the date of the opinion and based upon and subject to the factors, assumptions, qualifications and limitations set forth in the written opinion, the Offer Price to be received by the holders of the Shares (other than CAI and its affiliates) is fair, from a financial point of view to such holders. The representatives of Jones Day and Citadel Securities responded to questions from the Special Committee regarding their presentations and the analysis conducted by Citadel Securities.

Following the discussion, the Special Committee unanimously determined, by all members participating in the deliberations, that the Offer is fair, from a financial point of view, to the Company’s stockholders (other than CAI and Cerberus Capital) and to recommend on behalf of the Company and the Board, that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Effective on September 27, 2010, after the Special Committee informed CAI and Cerberus Capital that it had determined to issue a favorable recommendation with respect to the amended Offer, the Company, CAI and Cerberus Capital entered into the Stockholder Agreement in the form that had been agreed upon between the parties on September 22, 2010.

Reasons for the Special Committee’s Position.

In reaching its recommendation that the Offer Price is fair, from a financial point of view, to the Company’s stockholders (other than CAI and Cerberus Capital), the Special Committee considered a number of factors, including the following:

Dramatic Change in the Company’s Operating Environment Brought About by Recent Economic Conditions.  In its deliberations, the Special Committee was keenly aware of the recent unprecedented contraction in the global and U.S. domestic economies and the dramatic adverse impact of that economic contraction on the Company’s financial condition and operating performance, as well as on the market valuation of the Company and other companies that operate in the housing industry. In light of the dramatic decline in the economy, which has particularly affected the housing market, the Special Committee believes that the decline in the Company’s value may not be temporary and, as a consequence, the historical valuations of the Company may no longer be reflective of its current intrinsic value. Moreover, while the Special Committee believes that the Company’s operating environment and performance will improve over time, the Special Committee believes, based on the financial analyses it reviewed and its own judgment of the economic environment, that it is reasonable to assume that the Company will not attain growth rates required to achieve future financial results comparable to the Company’s historical financial results in the near to medium term.

Management’s Projections of Future Performance.  The Special Committee considered the projections of the Company’s future performance prepared by the Company’s management and in particular the Projections (as defined below). In this regard, the Special Committee considered the Company’s historical financial performance and how it compared to management’s projections of performance for future periods. The Special Committee also considered management’s expectation of lower projected housing starts and growth rates of the Company’s revenues given current global and U.S. domestic economic conditions and prospects for a recovery in the near term and the foreseeable future.

As part of its evaluation of the Offer, management informed the Special Committee that, while the operating environment was stabilizing, the base case results were below what had been projected in the Company Forecast. The Special Committee’s assessment of the Company’s ongoing performance for 2010 and beyond, was helpful in placing in context the discounted cash flow analysis prepared by Citadel Securities (as described under “— Opinion of the Special Committee’s Financial Advisor, Citadel Securities LLC” below) and suggested that the market valuation for the Shares would be at the lower end of the range reflected in Citadel Securities’ analyses and below the Offer Price.

Premium for the Shares.  The Offer Price represents a premium of approximately 59.4% over the closing Share price of the Company’s common stock on July 21, 2010, the last trading day prior to the date on which CAI announced its intention to make the Offer. The Offer Price also represents a premium of approximately 37.5% over the volume weighted-average price of the Company’s common stock for the 30 trading days prior to the first public announcement of the Offer.

Conditions to Consummation; No Financing Condition.  The Special Committee considered the fact that the Offer is subject to satisfaction of or, if permitted, waiver of several conditions, including (i) the non-waivable conditions that (a) there shall have been validly tendered and not withdrawn before the Offer expires, Shares that constitute at least a majority of the outstanding Shares not owned by CAI immediately prior to the expiration of the Offer, and (b) the Special Committee shall not have failed to amend its “Solicitation/Recommendation

Statement” on Schedule 14D-9 to affirmatively recommend the Offer, or the Offer as amended, or shall not have subsequently withdrawn or amended or modified in any manner adverse to CAI or Cerberus Capital; and (ii) the waivable condition by CAI in its sole discretion that there shall have been validly tendered and not withdrawn before the Offer expires, Shares that constitute at least 90% of the outstanding Shares. The Special Committee also considered the fact that the Offer is not conditioned on CAI obtaining financing.

Controlled Company Status and Lack of Strategic Alternatives.  The Special Committee considered the fact CAI currently owns approximately 55.39% of the outstanding Shares of the Company and that CAI, as confirmed by a its press release dated July 22, 2010, is interested only in acquiring the Shares not already owned by it and it has no current interest in selling its stake in the Company nor would it currently expect to vote in favor of any alternative sale, merger or similar transaction. In light of CAI’s intentions, the Special Committee concluded that realization of third party sale value or causing a sale of a substantial portion, in a liquidation, break-up or similar transaction, of the Company’s assets were not alternatives available to the Company and would, in most instances, require approval of CAI. Moreover, the Special Committee considered the fact that all three of the parties that were identified as having the most significant interest in exploring a potential acquisition of the Company’s Shares had indicated that they were not interested in engaging in a transaction to acquire the Company’s Shares. Consequently, the Special Committee considered a transaction with CAI or continuing the Company as a publicly-traded company, with CAI remaining as controlling stockholder, as the only practical alternatives available. Maintaining the Company as a publicly-traded company meant stockholders only could realize trading values for their Shares and that those trading values were likely to be significantly less than the new Offer Price in the near term and also for the foreseeable future given the current operating environment and future prospects for the Company.

Best and Final Offer.  The Special Committee considered the fact that, based on its negotiations with representatives of CAI, it believed that the $4.00 per Share Offer Price represented CAI and Cerberus Capital’s best and final offer. It is the position of the Special Committee that the consummation of the Offer is in the best interests of the Company’s stockholders (other than CAI and Cerberus Capital) and the Special Committee endeavored to negotiate with CAI and Cerberus Capital the highest offer price reasonably possible to enhance the likelihood of satisfying the Minimum Tender Condition. The Special Committee believes that the Offer Price is the highest offer price CAI and Cerberus Capital would propose.

Terms of the Stockholder Agreement.  The Special Committee concluded that, in the event that a majority but less than 90% of the Shares are tendered in the Offer, the provisions of the Stockholder Agreement would protect minority stockholders who did not tender in the Offer from potential coercive acts on the part of CAI and attempt to mitigate the loss of liquidity for the Shares. More specifically, the Special Committee considered the following provisions:

(1) Subsequent Offer Period.  CAI has agreed that in the event that CAI consummates the Offer, but after giving effect thereto owns, beneficially or of record, less than 90% of the outstanding Shares, it shall provide a subsequent offering period, in accordance with Rule 14d-11 under the Exchange Act, of no less than five business days.

(2) Maintain Public Company Status.  CAI has agreed that at all times during the Minority Stub Period, it will use its best efforts, and will not take any action, directly or indirectly, to cause the Company to cease, to maintain the Company’s status as a public reporting company subject to, among other things, the reporting requirements under the Exchange Act, or if not subject thereto, the Company shall voluntarily file reports required by the Exchange Act.

(3) Maintain Listing Status.  CAI has agreed that at all times during the Minority Stub Period, it will use its best efforts to continue to have the Shares listed for trading on the NYSE, provided however that if the Company no longer meets the requirements of, or is otherwise ineligible to continue to list the Shares on the NYSE, then CAI, Cerberus Capital and the Company shall take all appropriate actions to enable the Shares to be Quoted on the NASDAQ Global Select Market (the “Nasdaq Market”); provided, further, that if the Company does not meet the requirements to be quoted, or otherwise becomes ineligible to have the Shares quoted, on the Nasdaq Market, then CAI, Cerberus Capital and the Company shall take appropriate actions to enable to the Shares to be listed on the OTCQX U.S. over-the-counter marketplace.

(4) Maintain Independent Director’s Independent Committees.  During the Minority Stub Period, the Board shall consist of at least three directors who meet the definition of “independent” within the meaning of the rules of the NYSE and shall establish a committee comprised of at least three independent directors. Further, upon commencement of the Minority Stub Period, the Company will form a committee of at least three Independent Directors.

(5) Standstill.  CAI has agreed that during the Minority Stub Period neither CAI, Cerberus Capital or any of their affiliates shall, without the approval or recommendation of a majority of the Independent Committee, (i) acquire, or agree, offer, seek or propose to acquire, ownership of any assets or businesses of the Company, or any equity securities issued by the Company or engage in any transaction involving the Company, other than pursuant to a short-form merger, nor (ii) propose or enter into, directly or indirectly, any merger, share exchange, consolidation, recapitalization, reverse stock split, business combination or other similar transaction involving the Company or any of its affiliates, other than pursuant to a short-form merger.

Holders of Majority of Public Shares Determine Whether Transaction Is Completed Without Coercion. The Special Committee believes that CAI will promptly complete a short-form merger if CAI acquires ownership of at least 90% of the Shares pursuant to the Offer. The Special Committee also considered the requirement under the Stockholders Agreement that CAI initiate a “subsequent offering period” after the Shares are first accepted for payment pursuant to the Offer. These measures provide assurances that any holders of Shares who do not tender their Shares during the “initial offering period” will receive equal value for their shares in a timely manner. Consequently, the Special Committee concluded that the non-waivable Minimum Tender Condition would permit the holders of a majority of the publicly owned Shares to decide if the Offer should be completed by choosing whether to tender their Shares without coercion or any penalty for not tendering their Shares.

No Further Participation.  The Special Committee also considered the fact that any Company stockholder who tenders all its Shares in the Offer or has its Shares converted into cash in the short-form merger will cease to participate in future losses, if any, of the Company and will not be negatively affected by decreases, if any, in the market value of the Company’s common stock, including any decreases due to continued general economic deterioration.

Appraisal Rights.  The Special Committee took into consideration the fact that stockholders who do not tender their shares pursuant to the Offer may dissent from the short-form merger (if the short-form merger occurs) and may demand appraisal of the fair value of their Shares under the DGCL whether or not a stockholder vote is required to approve the merger. See Item 8. “— Additional Information — Appraisal Rights” below.

Financial Analysis and Opinion of Citadel Securities.  The Special Committee considered its discussions with Citadel Securities and the opinion of Citadel Securities dated September 23, 2010, to the effect that, as of such date, and based upon and subject to the factors, assumptions, qualifications and limitations set forth in the written opinion, the Offer Price to be received by the holders of the Shares (other than Cerberus and its affiliates) was fair, from a financial point of view, to such holders. The Special Committee also considered the financial presentation made by Citadel Securities on September 23, 2010. The full text of Citadel Securities’ opinion is included as Annex A to this Schedule 14D-9. Further discussion of the opinion of and the related presentation by Citadel Securities to the Special Committee is set forth below under “— Opinion of the Special Committee’s Financial Advisor, Citadel Securities LLC.” The Special Committee was aware of the fees that Citadel Securities is entitled to receive as described in Item 5. “Persons/Assets Retained, Employed, Compensated or Used” in this Schedule 14D-9, which the Special Committee believed were designed to provide appropriate compensation for the services rendered by financial advisor.

The foregoing discussion of the information and factors considered by the Special Committee is not intended to be exhaustive, but includes the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer, the Special Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual members of the Special Committee may have given differing weights to different factors. Given the procedural safeguards described above, the Special Committee, which consisted solely of non-employee directors, did not consider it necessary to retain an unaffiliated representative to act solely on behalf of our unaffiliated stockholders for purposes of negotiating the terms of the Offer or preparing a report concerning the fairness of the Offer.

Projections Prepared by BlueLinx Management.

As part of the regular financial planning process, BlueLinx periodically prepares financial and operating projections for the Company. The Company regularly shares its financial projections and operations with the members of the Board of Directors, which includes five members who are affiliated with CAI or Cerberus Capital, and from time to time shares that information with other representatives of Cerberus Capital in its capacity as a majority stockholder of the Company.

BlueLinx does not as a matter of course make public any financial projections as to future performance, earnings or other results, and is especially wary of making projections for earnings periods due to the unpredictability of the underlying assumptions and estimates. In February 2010, prior to CAI making the Offer, BlueLinx provided CAI with the Company’s annual operating plan for 2010 and in September 2010 subsequently updated and expanded it to include an operating forecast for the years 2011 through 2015 (the “Company Forecast”). Set forth below are certain selected items from the Company Forecast that BlueLinx provided to CAI:

Company Forecast

	Fiscal Year Ended
	2009	2010E	2011E	2012E	2013E	2014E
	(Dollars in millions)

Annual Housing Starts (000s)	554	650	900	1,000	1,200	1,300
Net Revenue	$1,646.1	$1,982.5	$2,768.4	$3,168.0	$3,915.6	$4,369.3
Total Gross Profit	$193.2	$232.9	$325.3	$372.2	$460.1	$513.4
Gross Profit Margin %	11.74%	11.75%	11.75%	11.75%	11.75%	11.75%
Total Operating Expenses	$237.5	$246.9	$286.7	$308.1	$339.8	$357.5
Operating Expenses as % of Net Revenue	14.43%	12.45%	10.36%	9.73%	8.68%	8.18%
Total Interest Expense	$40.1	$34.4	$37.3	$39.7	$37.8	$37.3
Total Income Taxes	$4.8	$0.0	$0.0	$(24.4)	$(1.1)	$44.1
Net Income (loss)	$(61.7)	$(48.3)	$1.3	$48.8	$83.5	$74.5
Depreciation & Amortization	$17.0	$14.4	$12.6	$11.9	$12.9	$14.6
EBITDA(1)	$0.2	$0.4	$51.2	$76.0	$133.2	$170.5
Total Debt (end of period)	$341.7	$362.9	$435.9	$457.6	$418.1	$410.0

(1)	EBITDA is an amount equal to net (loss) income plus interest expense, any charges associated with ineffective interest rate swap, any write-off of debt issue costs, charges associated with mortgage refinancing, income taxes, and depreciation and amortization. EBITDA is presented herein because we believe it is a useful supplement to cash flow from operations in understanding cash flows generated from operations that are available for debt service (interest and principal payments) and further investment in acquisitions. However, EBITDA is not a presentation made in accordance with U.S. generally accepted accounting principles (“GAAP”), and is not intended to present a superior measure of the financial condition from those determined under GAAP. EBITDA, as used herein, is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculations. This footnote applies to each subsequent disclosure of EBITDA.

Following the receipt of the Company Forecast, in April 2010, CAI requested that management of the Company develop a “stretch” plan for 2010, based upon more aggressive assumptions, including among other things, that new U.S. housing starts would be 700,000 rather than 650,000 in 2010 (the “Stretch Plan”). Set forth below are certain selected items from the Stretch Plan that we provided to CAI:

Stretch Plan

FYE 2010E
(Dollars in millions)

Annual Housing Starts (000s)	700
Net Revenue	$2,201.5
Total Gross Profit	$255.7
Gross Profit Margin %	11.61%
Total Operating Expenses	$265.5
Operating Expenses as % of Net Revenue	12.06%
Total Interest Expense	$34.4
Net Income (loss)	$(44.2)
Depreciation & Amortization	$14.4
EBITDA	$4.5
Total Debt	$374.9

Neither the Company Forecast nor the Stretch Plan were prepared with a view to public disclosure. In addition, they were not prepared in accordance with generally accepted accounting principles, or with a view to compliance with any guidelines or policies of any applicable regulatory authorities, including the published guidelines of the SEC or the AICPA.

Beginning in July 2010, as part of its regular financial planning process, the Company commenced preparation of updated financial projections consisting of a base case, a downside case and an upside case. Following commencement of the Offer, management continued to review and analyze its projections and to make certain adjustments to expand the scope of the information contained therein. These revised projections, which we refer to as the “Projections,” were provided to the Special Committee and its financial advisor, Citadel Securities LLC.

The Projections, which were prepared by and are the responsibility of BlueLinx management, were prepared solely for internal use in connection with BlueLinx’s regular annual planning process. They were not prepared with a view to public disclosure or compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The Projections, which do not reflect the proposed transaction, were substantially completed during the third quarter of 2010 and have not been updated. The Projections do not purport to present operations or financial condition in accordance with accounting principles generally accepted in the United States, and Ernst & Young LLP, BlueLinx’s independent registered public accounting firm, has not examined, compiled or performed any procedures with respect to the Projections and, accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto or assume any responsibility for them.

BlueLinx’s internal financial forecasts are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments. The Projections, the Company Forecast and the Stretch Plan reflect numerous assumptions made by BlueLinx’s management with respect to industry performance, general business, economic, market and financial conditions and other matters. These assumptions include, but are not limited to, the number of annual housing starts in the United States, BlueLinx’s revenue per housing start, BlueLinx’s revenue per channel and its fixed versus variable operating costs, all of which are difficult to predict, and many of which are beyond BlueLinx’s control. Moreover, BlueLinx’s revenues are closely tied to the level of U.S. residential construction activity. Accordingly, there can be no assurance that the assumptions made at the time the Projections, the Company Forecast and the Stretch Plan were prepared will prove accurate. It is expected, particularly in light of the unprecedented conditions in the U.S. housing market, which has been accompanied by extreme volatility in structural wood prices, that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the Projections, the Company Forecast and the Stretch Plan. As such, BlueLinx’s ability to provide meaningful projections is very limited and the inclusion of these Projections, the Company Forecast and the Stretch Plan herein should not be regarded as an indication that BlueLinx or its affiliates or representatives considered or consider the Projections, the Company Forecast and the Stretch Plan to be a reliable prediction of future events, and we caution you that the Projections should not be relied upon as such or to make a decision regarding the Offer.

Neither BlueLinx nor any of its affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of BlueLinx compared to the information contained in the Projections, and to BlueLinx’s knowledge, none of them intends to update or otherwise revise the Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Projections are shown to be in error. Set forth below are the Projections, as prepared by BlueLinx Management in September 2010:

Base Case

	Fiscal Year Ended
	2009	2010E	2011E	2012E	2013E	2014E	2015E
	(Dollars in millions)

Annual Housing Starts (000s)	554	575	800	1,000	1,150	1,300	1,500
Net Revenue	$1,646.1	$1,841.6	$2,460.8	$3,168.0	$3,752.5	$4,369.3	$5,041.5
Total Gross Profit	$193.2	$212.1	$289.1	$372.2	$440.9	$513.4	$592.4
Gross Profit Margin %	11.74%	11.52%	11.75%	11.75%	11.75%	11.75%	11.75%
Total Operating Expenses	$237.5	$238.1	$274.5	$323.3	$349.3	$371.2	$403.6
Operating Expenses as % of Net Revenue	14.43%	12.93%	11.15%	10.20%	9.31%	8.50%	8.00%
Total Interest Expense	$40.1	$32.6	$33.4	$34.2	$36.3	$36.9	$37.0
Total Income Taxes	$4.8	$0.1	$0.0	$0.0	$0.0	$32.2	$59.2
Net Income (loss)	$(61.7)	$(58.3)	$(18.7)	$14.8	$55.2	$73.1	$92.6
Depreciation & Amortization	$17.0	$13.6	$12.6	$11.9	$12.9	$14.6	$16.3
EBITDA	$0.2	$(11.9)	$27.3	$60.9	$104.5	$156.8	$205.1
Total Debt (end of period)	$341.7	$384.5	$458.1	$489.2	$472.3	$459.9	$444.2

Downside Case

	Fiscal Year Ended
	2009	2010E	2011E	2012E	2013E	2014E	2015E
	(Dollars in millions)

Annual Housing Starts (000s)	554	575	725	900	1,050	1,200	1,400
Net Revenue	$1,646.1	$1,841.6	$2,230.1	$2,851.2	$3,426.2	$4,033.2	$4,705.4
Total Gross Profit	$193.2	$209.6	$262.0	$335.0	$402.6	$473.9	$552.9
Gross Profit Margin %	11.74%	11.38%	11.75%	11.75%	11.75%	11.75%	11.75%
Total Operating Expenses	$237.5	$237.9	$263.6	$298.0	$326.3	$351.3	$382.5
Operating Expenses as % of Net Revenue	14.43%	12.92%	11.82%	10.45%	9.52%	8.71%	8.13%
Total Interest Expense	$40.1	$32.6	$33.3	$33.9	$36.9	$37.8	$38.1
Total Income Taxes	$4.8	$0.1	$0.0	$0.0	$0.0	$6.3	$51.6
Net Income (loss)	$(61.7)	$(60.5)	$(34.8)	$3.1	$39.3	$78.5	$80.7
Depreciation & Amortization	$17.0	$13.6	$12.6	$11.9	$12.9	$14.6	$16.3
EBITDA	$0.2	$(14.2)	$11.1	$48.9	$89.2	$137.2	$186.7
Total Debt (end of period)	$341.7	$386.7	$445.1	$489.4	$486.6	$464.8	$461.2

Upside Case

	Fiscal Year Ended
	2009	2010E	2011E	2012E	2013E	2014E	2015E
	(Dollars in millions)

Annual Housing Starts (000s)	554	575	875	1,100	1,250	1,400	1,600
Net Revenue	$1,646.1	$1,841.6	$2,691.5	$3,484.8	$4,078.8	$4,705.4	5,377.6
Total Gross Profit	$193.2	$212.1	$316.3	$409.5	$479.3	$552.9	$631.9
Gross Profit Margin %	11.74%	11.52%	11.75%	11.75%	11.75%	11.75%	11.75%
Total Operating Expenses	$237.5	$238.1	$288.7	$338.1	$363.8	$386.8	$418.8
Operating Expenses as % of Net Revenue	14.43%	12.93%	10.73%	9.70%	8.92%	8.22%	7.79%
Total Interest Expense	$40.1	$32.6	$33.2	$33.6	$35.1	$35.0	$33.8
Total Income Taxes	$4.8	$0.1	$0.0	$0.0	$17.4	$51.1	$69.9
Net Income (loss)	$(61.7)	$(52.2)	$(5.6)	$37.8	$63.0	$80.0	$109.3
Depreciation & Amortization	$17.0	$13.6	$12.6	$11.9	$12.9	$14.6	$16.3
EBITDA	$0.2	$(5.9)	$40.2	$83.3	$128.3	$180.7	$229.4
Total Debt (end of period)	$341.7	$378.4	$454.3	$467.5	$449.1	$422.9	$389.3

Opinion of the Special Committee’s Financial Advisor, Citadel Securities LLC.

Citadel Securities LLC was retained by the Special Committee to act as financial advisor in connection with the Offer. On September 23, 2010, Citadel Securities rendered its oral opinion, subsequently confirmed in writing, to the Special Committee to the effect that, as of such date, and based upon and subject to the factors, assumptions, qualifications and limitations set forth in the written opinion, the Offer Price to be received by the holders of the Shares (other than CAI, Cerberus Capital and its affiliates) is fair, from a financial point of view, to such holders. Citadel Securities’ opinion was authorized by its fairness opinion committee.

The full text of the written opinion of Citadel Securities, dated September 23, 2010, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Citadel Securities, is attached as Annex A to this Schedule 14D-9. The summary of Citadel Securities’ opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Citadel Securities’ advisory services and the opinion expressed by Citadel Securities were provided solely for the information of the Special Committee in its evaluation of the Offer and does not constitute an opinion or recommendation as to whether any holder of Shares should tender such Shares into the Offer or as to how any holder of Shares should vote in connection with any mater related to the Offer (including a merger of the Company with CAI or any of its affiliates). Holders of Shares are encouraged to read the opinion carefully in its entirety.

In arriving at its opinion, Citadel Securities, among other things:

(1) reviewed the terms and conditions of the Offer and the Schedule TO;

(2) reviewed (a) the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company filed with the Commission on August 13, 2010 and (b) a draft of this Schedule 14D-9;

(3) reviewed the Stockholder Agreement by and among the Company, CAI and Cerberus Capital to be entered into in connection with the Offer;

(4) reviewed certain publicly available business and financial information relating to the Company;

(5) reviewed certain internal financial and operating information with respect to the business, operations and prospects of the Company furnished to or discussed with Citadel Securities by the management of the Company, including certain financial forecasts relating to the Company prepared by the management of the Company as of September 14, 2010;

(6) discussed the past and current business, operations, financial condition and prospects of the Company with members of senior management of the Company;

(7) reviewed the reported prices and trading activity of the Shares;

(8) compared certain financial and stock market information of the Company with similar information of other companies Citadel Securities deemed relevant;

(9) compared certain financial terms of the Offer to financial terms, to the extent publicly available, of other transactions Citadel Securities deemed relevant; and

(10) performed such other analyses and studies and considered such other information and factors as Citadel Securities deemed appropriate.

In arriving at its opinion, Citadel Securities assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citadel Securities and relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading. With respect to the Company forecasts reviewed by Citadel Securities, Citadel Securities have been advised by the Company, and have assumed, that they have been reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company.

Citadel Securities’ opinion is limited to the fairness, from a financial point of view, to the holders of Shares (other than CAI and its affiliates) of the Offer Price to be received by such holders in the Offer and no opinion or view is expressed by Citadel Securities with respect to any consideration to be received in connection with the Offer (or any related merger of the Company with CAI or any of its affiliates) by the holders of any other class of securities, creditors or other constituencies of any party.

Citadel Securities expressed no view or opinion as to any terms or other aspects of the Offer (or any related merger of the Company with CAI or any of its affiliates). Citadel Securities also expressed no view as to, and its opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Offer (or any related merger of the Company with CAI or any of its affiliates), or any class of such persons, relative to the Offer Price. In addition, Citadel Securities expressed no view as to the prices at which the Shares will trade at any time. Citadel Securities did not make nor was it provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company other than certain third party real estate appraisals and broker opinions prepared at various times between 2004 and 2010 that were provided to Citadel Securities by, and discussed with, the Company’s management, nor has Citadel Securities made any physical inspection of the properties or assets of the Company. Citadel Securities’ opinion does not address, and Citadel Securities expressed no view as to, the relative merits of the Offer (or any related merger of the Company with CAI or any of its affiliates) as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. Although Citadel Securities evaluated the Offer Price from a financial point of view, Citadel Securities was not requested to, and did not, recommend the specific consideration payable in the Offer. In connection with its engagement, Citadel Securities was requested to solicit indications of interest from, and held discussions with, third parties regarding the possible acquisition of all of the Shares of the Company not owned by CAI and its affiliates. Citadel Securities is a financial advisor only and have relied, without independent verification, upon the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax and regulatory matters. Citadel Securities’ opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to Citadel Securities as of, the date of the opinion. Subsequent developments may affect this opinion, and Citadel Securities does not have any obligation to update, revise, or reaffirm this opinion. Except as described above, the Company imposed no other limitations on Citadel Securities with respect to the investigations made or procedures followed in rendering its opinion.

In preparing its opinion to the Special Committee, Citadel Securities performed a variety of financial and comparative analyses, including those described below. The following summary is not a complete description of all of the analyses performed and factors considered by Citadel Securities in connection with its opinion or the presentation made by Citadel Securities to the Special Committee, but rather is a summary of the material financial analyses performed and factors considered by Citadel Securities. The preparation of a fairness opinion is a complex analytical process involving various determinations and subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. Accordingly, Citadel Securities believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

The fact that any specific analysis has been referred to in the summary below is not meant to indicate that such analysis was given more weight than any other analysis. Each analysis performed by Citadel Securities has inherent strengths and weaknesses, and the nature of the available information may further affect the value of a particular analysis. Citadel Securities did not form a view or opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion nor did Citadel Securities attribute any particular weight to any one analysis or factor. In reaching its conclusion, Citadel Securities arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and believes the totality of the factors considered and performed by Citadel Securities in connection with its opinion operated collectively to support its determinations as to the fairness of the Offer Price from a financial point of view to the holders of Shares (other than CAI and its affiliates).

The estimates contained in Citadel Securities’ analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In performing its analyses, Citadel Securities considered industry performance, general business, economic and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the Company’s control. With respect to the comparable company analysis, the precedent transaction analysis and the premia paid analysis summarized below, such analyses reflect selected companies and transactions, and not necessarily all companies or transactions, that may be considered relevant in evaluating the Company or the Offer. In addition, no company or transaction used as a comparison is either identical or directly comparable to the Company or the Offer. These analyses are not entirely mathematical but rather involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies concerned. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Citadel Securities’ analyses and estimates are inherently subject to substantial uncertainty.

The opinion and financial analyses of Citadel Securities were only one of many factors considered by the Special Committee in its evaluation of the Offer and should not be viewed as determinative of the views of the Special Committee with respect to the Offer or the Offer Price.

At the September 23, 2010 Special Committee meeting and in connection with rendering its opinion to the Special Committee, Citadel Securities made a presentation of certain financial analyses of the Offer. The following is a summary of the material analyses contained in the presentation that was delivered to the Special Committee. Some of the summaries of financial analyses include information presented in tabular format. In order to understand fully the financial analyses performed by Citadel Securities, the tables must be read together with the accompanying text of each summary. The tables alone do not constitute a complete description of the financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the financial analyses performed by Citadel Securities.

Historical Stock Price Analysis.

Citadel Securities reviewed the historical trading prices of the Shares for the one-year period ending on September 22, 2010. Citadel Securities noted that the 52-week trading range of the Shares ended September 22, 2010 was a low of $2.24 per Share and a high of $6.32 per Share. In addition, Citadel Securities analyzed the Offer Price of $4.00 per Share in relation to the closing trading price of the Shares on July 21, 2010 (one day prior to the date on which CAI announced the Offer) and to the closing trading price of the Shares one-week, two-weeks and one-month prior to the date on which CAI announced the Offer.

The following table presents the results of this analysis:

		Implied
		Premium/(Discount) to the
	Price	per Share Offer Price

Closing Price on July 21, 2010	$2.51	59.4%
Closing Price One-Week Prior to Offer Announcement	$2.85	40.4%
Closing Price Two-Weeks Prior to Offer Announcement	$2.87	39.4%
Closing Price One-Month Prior to Offer Announcement	$3.07	30.3%

Comparable Company Analysis.

Using publicly available information, Citadel Securities reviewed selected financial and common stock price trading data for six wood-products companies (which we refer to as the Wood-Products Comparables) and seven distribution companies (which we refer to as the Distributors Comparables), in each case that Citadel Securities deemed to be comparable to the Company and relevant to its analysis.

The Wood-Products Comparables were comprised of:

•	Ainsworth Lumber Co. Ltd.

•	Canfor Corporation

•	Louisiana-Pacific Corporation

•	Norbord Inc.

•	Universal Forest Products, Inc.

•	West Fraser Timber Co. Ltd.

The Distributors Comparables were comprised of:

•	Beacon Roofing Supply, Inc.

•	Builders FirstSource, Inc.

•	CanWel Building Materials Group Ltd.

•	Huttig Building Products, Inc.

•	Interline Brands, Inc.

•	Simpson Manufacturing Co., Inc.

•	Watsco, Inc.

For each of the Wood-Products Comparables identified above, Citadel Securities calculated the enterprise value, calculated as equity market value, plus total debt, preferred equity and minority investments, less cash and cash equivalents, as a multiple of adjusted EBITDA, calculated as operating income plus depreciation and amortization and non-recurring expenses, for the average of calendar years 2004 through 2009 (which we refer to as the Historical Mid-Cycle Period) and for each of estimated calendar years 2010 and 2011. For each of the Distributors Comparables identified above, Citadel Securities calculated the enterprise value as a multiple of adjusted EBITDA for each of estimated calendar years 2010 and 2011. All multiples were based on closing stock prices on September 22, 2010. Estimated financial data for the selected companies were based on publicly available research analysts’ estimates.

The following table presents the results of this analysis:

	Enterprise Value/Adjusted EBITDA
	Historical Mid-
	Cycle Period		2010E		2011E

Wood-Products Comparables
Maximum	10.9	x	16.0	x	8.8	x
Mean	6.4	x	8.3	x	6.3	x
Median	5.8	x	6.9	x	5.3	x
Minimum	3.9	x	4.7	x	4.9	x
Distributors Comparables
Maximum	—		16.6	x	13.2	x
Mean	—		10.2	x	8.4	x
Median	—		8.5	x	7.2	x
Minimum	—		8.1	x	7.0	x

Based upon its analysis of the multiples calculated for the companies identified above and its consideration of various factors and judgments about current market conditions and the characteristics of such companies (including qualitative factors and judgments involving non-mathematical considerations), Citadel Securities selected relevant ranges of multiples for such companies (which relevant ranges were narrower than the full ranges of such multiples). Citadel Securities then applied the selected multiples to corresponding financial data of the Company for the Historical Mid-Cycle Period, the average of estimated calendar years 2009 through 2015 (which we refer to as the Forward Mid-Cycle Period) and for estimated calendar years 2010 and 2011 in order to derive implied equity reference ranges per Share. Estimated financial data for the Company was based on the three cases included in the Projections provided to Citadel Securities by the Company’s management, which we refer to as the Base Case, the Downside Case and the Upside Case. The Projections and a description of important qualifications and assumptions relating to the Projections, are set forth in the section above entitled “— Projections Prepared by BlueLinx Management.” In addition, as the result of the early termination on April 27, 2009 of a contract between the Company and Georgia-Pacific LLC, the Company’s 2009 EBITDA included a gain of $17.8 million (net of $1.0 million write-off of an intangible asset associated with such contract), which amount represents the present value of lost future earnings through May 7, 2010 (the original termination date of the contract). At the Company direction, for purposes of this analysis, Citadel Securities normalized the Company’s 2009 and estimated 2010 adjusted EBITDA by assuming that the Georgia-Pacific contract had not been terminated early. As a result, the Company’s 2009 and estimated 2010 adjusted EBITDA is pro forma to reflect that $5.9 million of the $17.8 million gain would have been earned in 2010 rather than 2009 if the Georgia-Pacific contract had not been terminated early.

The following table presents the results of this analysis as compared to the Offer Price of $4.00 per Share:

	Enterprise Value/	Implied Equity
	Adjusted EBITDA	Reference Range
	Multiple Range	per Share

Downside Case
Wood-Products Comparables
Historical Mid-Cycle Period	5.0x - 7.0x	$(0.25) - $4.27
Forward Mid-Cycle Period	5.0x -7.0x	$(2.26) - $1.46
2010E	6.0x - 8.0x	$(13.56) - $(13.05)
2011E	5.0x - 7.0x	$(9.96) - $(9.33)
Distribution Comparables
2010E	8.0x - 10.0x	$(14.06) - $(13.56)
2011E	7.0x - 9.0x	$(9.33) - $(8.70)
Base Case
Wood-Products Comparables
Historical Mid-Cycle Period	5.0x - 7.0x	$(0.25) - $4.27
Forward Mid-Cycle Period	5.0x - 7.0x	$(0.55) - $3.85
2010E	6.0x - 8.0x	$(13.03) - $(12.66)
2011E	5.0x - 7.0x	$(7.65) - $(6.09)
Distribution Comparables
2010E	8.0x - 10.0x	$(13.41) - $(13.03)
2011E	7.0x - 9.0x	$(6.09) - $(4.54)
Upside Case
Wood-Products Comparables
Historical Mid-Cycle Period	5.0x - 7.0x	$(0.25) - $4.27
Forward Mid-Cycle Period	5.0x - 7.0x	$1.64 - $6.91
2010E	6.0x - 8.0x	$(13.03) - $(12.66)
2011E	5.0x - 7.0x	$(5.81) - $(3.51)
Distribution Comparables
2010E	8.0x - 10.0x	$(13.40) - $(13.03)
2011E	7.0x - 9.0x	$(3.51) - $(1.22)

None of the selected companies is identical to the Company. In evaluating companies identified by Citadel Securities as comparable to the Company or otherwise relevant to its analysis of the Company, Citadel Securities made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Accordingly, an analysis of the results of the Comparable Companies Analysis involves complex considerations of the selected companies and other factors that could affect the public trading value of the Company and the selected companies.

Precedent Transaction Analysis.

Using publicly available information, Citadel Securities reviewed certain multiples implied in certain change of control transactions involving six wood products companies (which we refer to as the Wood-Products Transactions) and eight distribution companies (which we refer to as the Distributors Transactions), in each case that Citadel Securities deemed to be comparable to the Company or the Offer and relevant to its analysis.

The Wood Products Transactions were comprised of:

Announced
Date	Acquiror	Target

03/29/2010	• Brascan Asset Mgmt, Tricap	• Ainsworth Lumber Co. Ltd.
12/21/2006	• Georgia-Pacific LLC	• International Paper Company (Mills)
11/29/2006	• West Fraser Timber Co. Ltd.	• International Paper Company (Mills)
01/19/2006	• Canfor Corporation	• New South Companies, Inc.
07/21/2004	• West Fraser Timber Co. Ltd.	• Weldwood of Canada
11/25/2003	• Canfor Corporation	• Slocan Forest Products Ltd.

The Distributors Transactions were comprised of:

Announced
Date	Acquiror	Target

02/02/2006	• JLL Partners Inc. & Warbug Pincus	• Builders FirstSource, Inc.
01/09/2006	• The Home Depot, Inc.	• Hughes Supply, Inc.
08/09/2005	• Beacon Roofing Supply, Inc.	• SDI Holding
11/10/2004	• CanWel Building Materials Ltd	• Sodisco-Howden Group, Inc.
08/06/2004	• Gulfside Supply, Inc.	• Eagle Supply Group, Inc.
05/16/2003	• Investor Group	• Wolohan Lumber Co.
04/03/2003	• Bradco Supply Corporation	• Wickes
02/11/2000	• Guardian Industries Corp.	• Cameron Ashley Building Products

For each of the Wood-Products Transactions identified above, Citadel Securities calculated the enterprise value as a multiple of adjusted EBITDA for the average of the five to six calendar years prior to the announcement of the transaction (which we refer to as the Historical Mid-Cycle Period) and for last twelve months prior to the announcement of the transaction (which we refer to as LTM). For each of the Distributors Transactions identified above, Citadel Securities calculated the enterprise value as a multiple of adjusted EBITDA for the LTM prior to the announcement of the transaction. All multiples were based on public information available at the time of public announcement of such transactions. Citadel Securities’ analysis did not take into account different market and other conditions during the period in which the transactions identified above occurred.

The following table presents the results of this analysis:

	Enterprise Value/Adjusted EBITDA
	Historical Mid-
	Cycle Period		LTM

Wood-Products Transactions
Maximum	7.8	x	135.9	x
Mean	6.2	x	32.9	x
Median	5.9	x	7.2	x
Minimum	4.9	x	5.2	x
Distributors Transactions
Maximum	—		17.0	x
Mean	—		9.0	x
Median	—		7.9	x
Minimum	—		4.7	x

Based upon its analysis of the multiples calculated for the transactions identified above and its consideration of various factors and judgments about current market conditions and the characteristics of such transactions (including qualitative factors and judgments involving non mathematical considerations), Citadel

Securities selected relevant ranges of multiples for such transactions (which relevant ranges were narrower than the full ranges of such multiples). Citadel Securities then applied the selected multiples to corresponding financial data of the Company for the Historical Mid-Cycle Period, which for the Company was the average of calendar years 2004 through 2009, and LTM in order to derive implied equity reference ranges per Share. In addition, as the result of the early termination on April 27, 2009 of a contract between the Company and Georgia-Pacific LLC, the Company’s 2009 EBITDA included a gain of $17.8 million (net of $1.0 million write-off of an intangible asset associated with such contract), which amount represents the present value of lost future earnings through May 7, 2010 (the original termination date of the contract). At the Company direction, for purposes of this analysis, Citadel Securities normalized the Company’s 2009 and estimated 2010 adjusted EBITDA by assuming that the Georgia-Pacific contract had not been terminated early. As a result, the Company’s 2009 and estimated 2010 adjusted EBITDA is pro forma to reflect that $5.9 million of the $17.8 million gain would have been earned in 2010 rather than 2009 if the Georgia-Pacific contract had not been terminated early.

The following table presents the results of this analysis as compared to the Offer Price of $4.00 per Share:

	Enterprise Value/	Implied Equity
	Adjusted EBITDA	Reference Range
	Multiple Range	per Share

Wood-Products Transactions
Historical Mid-Cycle Period	5.0x - 7.0x	$(0.25) - $4.27
LTM	6.0x - 8.0x	$(10.53) - $(10.19)
Distribution Transactions
LTM	6.0x - 8.0x	$(10.53) - $(10.19)

None of the selected companies or transactions is identical to the Company or the Offer. In particular, Citadel Securities noted that the selected transactions involved a change of control of the target company while the Offer does not involve a change of control of the Company. In evaluating companies or transactions identified by Citadel Securities as comparable to the Company or the Offer or otherwise relevant to its analysis of the Company, Citadel Securities made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Accordingly, an analysis of the results of the Precedent Transaction Analysis involves complex considerations of the selected companies and transactions and other factors that may have affected the selected transactions and/or affect the Offer.

Premia Paid Analysis.

Citadel Securities analyzed the premia paid in selected precedent all-cash minority squeeze-out transactions. Citadel Securities considered 30 precedent transactions announced since 2000, that involved U.S. or Canadian targets in which more than 30% but less than 50% of the securities of the target were acquired for values greater than $50 million.

For each of these transactions, Citadel Securities calculated the per share premium or discount of the offer prices to the average closing market price of the target’s common stock over the one-day, one-week and one-month periods prior to the announcement of the transactions. Citadel Securities’ analysis did not take into account different market and other conditions during the period in which the transactions identified above occurred.

The following table presents the results of this analysis:

	Percent Premium to
	Pre-Announcement Price
	One-Day	One-Week	One-Month

Maximum	135.1%	152.3%	161.7%
Mean	43.0%	46.3%	53.8%
Median	35.6%	40.2%	38.4%
Minimum	4.7%	6.8%	7.1%

Based upon its analysis of the premiums calculated for the companies identified above and its consideration of various factors and judgments about current market conditions and the characteristics of such transactions (including qualitative factors and judgments involving non mathematical considerations), Citadel Securities selected relevant ranges of premiums for such transactions (which relevant ranges were narrower than the full ranges of such multiples). Citadel Securities then applied the selected premiums to corresponding Share price data of the Company as of July 21, 2010 (the date on which CAI announced the Offer) in order to derive implied equity reference ranges per Share.

The following table presents the results of this analysis as compared to the Offer Price of $4.00 per Share:

Implied Equity
Reference Range
	Premium Range	per Share

One-Day Average	35.0% - 45.0%	$3.39 - $3.64
One-Week Average	40.0% - 45.0%	$3.99 - $4.13
One-Month Average	40.0% - 50.0%	$4.30 - $4.61

Discounted Cash Flow Analysis.

Citadel Securities performed a discounted cash flow analysis of the Company based on the three cases included in the Projections provided to Citadel Securities by the Company’s management, which we refer to as the Base Case, the Downside Case and the Upside Case. The Projections, and a description of important qualifications and assumptions relating to the Projections, are set forth in the section above entitled “— Projections Prepared by BlueLinx Management.”

For each of the Base Case, the Downside Case and the Upside Case, Citadel Securities calculated an implied equity reference range per Share based upon the sum of the discounted net present value of the Company’s estimated unlevered, after-tax free cash flows for the period from the second half of 2010 through 2015, plus the discounted net present value of a terminal value based on the Company’s actual 2009 through estimated 2015 adjusted EBITDA. In performing this analysis, Citadel Securities used discount rates ranging from 8.0% to 10.0%, based on the weighted average cost of capital for the Company derived from an analysis using the capital asset pricing model and various market-derived and Company-specific inputs, and terminal adjusted Mid-Cycle EBITDA multiples of 5.0x — 7.0x, based on the adjusted Mid-Cycle EBITDA multiples derived in the Comparable Company Analysis and Precedent Transaction analysis described above. In addition, as the result of the early termination on April 27, 2009 of a contract between the Company and Georgia-Pacific LLC, the Company’s 2009 EBITDA included a gain of $17.8 million (net of $1.0 million write-off of an intangible asset associated with such contract), which amount represents the present value of lost future earnings through May 7, 2010 (the original termination date of the contract). At the Company direction, for purposes of this analysis, Citadel Securities normalized the Company’s 2009 and estimated 2010 adjusted EBITDA by assuming that the Georgia-Pacific contract had not been terminated early. As a result, the Company’s 2009 and estimated 2010 adjusted EBITDA is pro forma to reflect that $5.9 million of the $17.8 million gain would have been earned in 2010 rather than 2009 if the Georgia-Pacific contract had not been terminated early. For purposes of Citadel Securities’ analysis, Citadel Securities was advised by the Company’s management, and Citadel Securities assumed, that as of July 3, 2010 the Company had a net operating loss carry forward of $13.2 million, the Company had an unfunded pension liability of $17.0 million and the Company had an interest rate swap agreement liability of $6.2 million.

The following table presents the results of this analysis as compared to the Offer Price of $4.00 per Share:

Implied Equity
Reference Range
per Share

Downside Case	$(2.10) - $1.24
Base Case	$(0.41) - $3.53
Upside Case	$1.77 - $6.50

While discounted cash flow analysis is a widely accepted and practiced valuation methodology, it relies on a number of assumptions. The valuation derived from the discounted cash flow analysis is not necessarily indicative of the Company’s present or future value or results.

Miscellaneous.

The Special Committee has retained Citadel Securities to act as the Special Committee’s financial advisor to provide certain financial advisory services in connection with, among other things, the Special Committee’s analysis and consideration of, and response to, the Offer. The Special Committee retained Citadel Securities based upon Citadel Securities’ experience and expertise. Citadel Securities is a nationally recognized investment banking and advisory firm. Citadel Securities, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, competitive biddings, private placements and valuations for corporate and other purposes.

Pursuant to an engagement letter dated July 27, 2010, the Company is obligated to pay Citadel Securities a fee in connection with the services rendered to the Special Committee. In addition, the Company has also agreed to reimburse Citadel Securities for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Citadel Securities and related persons against certain liabilities relating to or arising out of its engagement.

In the ordinary course of business, Citadel Securities and its affiliates may actively trade in the debt and equity securities, or options on securities, of the Company, for its own account or for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citadel Securities and its affiliates may in the future provide financial services to the Company, CAI or their respective affiliates and portfolio companies, for which Citadel Securities or its affiliates would expect to receive, compensation.

Intent to Tender.

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors intend to tender any Shares held of record or beneficially owned by such person pursuant to the Offer.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

The Special Committee has retained Citadel Securities to act as the Special Committee’s financial advisor to provide certain financial advisory services in connection with, among other things, the Special Committee’s analysis and consideration of, and response to, the Offer. Pursuant to an engagement letter dated July 27, 2010, the Company is obligated to pay Citadel Securities a fee in connection with the services rendered to the Special Committee. In addition, the Company has also agreed to reimburse Citadel Securities for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Citadel Securities and related persons against certain liabilities relating to or arising out of its engagement.

Certain officers and employees of the Company may render services in connection with the Offer, but they will not receive any additional compensation for their services.

Except as set forth above, none of the members of the Special Committee, the Company or any person acting on their behalf has employed, retained or compensated any person, or currently intends to do so, to make solicitations or recommendations to the Company’s stockholders with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to the Shares have been effected by the Company, its subsidiaries, or any pension, profit sharing or similar plan of the Company, or, to the knowledge of the Company, by any of its executive officers, directors, or affiliates, during the last 60 days.

Item 7.	Purposes of the Transaction and Plans or Proposals.

For the reasons discussed in Item 4. “The Solicitation or Recommendation — Reasons for the Special Committee’s Recommendation,” the Special Committee unanimously determined that the Offer is fair, from a financial point of view, to the Company’s stockholders (other than CAI and Cerberus Capital). Accordingly, the Special Committee recommends, on behalf of the Company, that the Company’s stockholders accept the Offer and tender their shares pursuant to the Offer. Except as described in this Schedule 14D-9 or incorporated herein by reference, neither the Special Committee nor the Company has any knowledge of any negotiation being undertaken or engaged in by the Special Committee or the Company in response to the Offer that relates to or would result in (i) a tender offer for, or other acquisition of, Shares by CAI or Cerberus Capital, any of their respective subsidiaries, or any other person, (ii) any extraordinary transaction, such as a merger (other than the short-form merger described in the Offer), reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Pursuant to a resolution of the Board, the Special Committee has been authorized, if the Special Committee deems appropriate, to solicit, consider and negotiate alternative transactions to the Offer and to approve on behalf of the Company any such alternative transaction or, if full Board approval of any such transaction is required under applicable law, recommend that the full Board approve such transaction.

Except as described above or elsewhere in this Schedule 14D-9 or in the Schedule TO, to the knowledge of the Special Committee and the Company, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the matters referred to in the preceding sentence.

Item 8.	Additional Information.

Short-Form Merger.

The Schedule TO specifies that if, following consummation of the Offer, CAI owns at least 90% of the outstanding Shares, then CAI will be able to effect a “short-form” merger (the “Merger”) with the Company without a vote of the Company’s stockholders. As permitted under the DGCL, the Merger can be effected without prior notice to, or any action by, the Board or any other stockholder of the Company. According to CAI, the Merger will result in each outstanding Share (other than Shares owned by CAI, or Shares, if any, held by stockholders who are entitled to and who properly exercise appraisal rights under Delaware law) being converted into the right to receive $4.00 per Share.

Appraisal Rights.

Holders of the Shares do not have appraisal rights in connection with the Offer. However, if a short-form merger involving the Company is consummated, holders of the Shares immediately prior to the effective time of the Merger will have certain rights under the provisions of Section 262 of the DGCL, including the right to dissent from the Merger and demand appraisal of, and to receive payment in cash for the fair value of, their Shares. Dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Offer or any subsequent merger) and to receive payment of such fair value in cash, together with interest thereon, if any to be paid from the date of the Merger, as determined in accordance with the DGCL. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Offer or any subsequent merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Offer or any subsequent merger.

If the Offer closes and the Merger occurs, stockholders will be sent a separate notice of merger and appraisal rights, which will explain the steps that need to be taken to pursue appraisal rights. No action needs to be taken now. The foregoing summary of the rights of stockholders seeking appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his right to appraisal, such stockholder will only be entitled to receive the price per Share to be paid in the Merger, without interest.

Litigation.

Following the announcement of CAI’s intent to make the Offer, on July 23, 2010, an individual stockholder of the Company filed a complaint in the Superior Court of Fulton County, Georgia, commencing a putative class action lawsuit against CAI, Cerberus Capital, the Company and each of the individual members of the Board. This complaint, styled as Kyle Habiniak v. Howard S. Cohen, et al. (Case No. 2010CV188733) seeks to enjoin the Offer and Merger and rescind the proposed transaction, to the extent already implemented. A notice of voluntary dismissal for this case was filed by the plaintiff on August 11, 2010.

On July 27, 2010, an individual stockholder of the Company filed a complaint in the Superior Court of Cobb County, Georgia, commencing a putative class action lawsuit against CAI, the Company and each of the individual members of the Board. This complaint, styled as Joseph J. Hindermann v. BlueLinx Holdings Inc., et al. (Case No. 10-1-7435-48), seeks, among other remedies, to preliminarily and permanently enjoin the Offer and Merger, to rescind the proposed transaction, to the extent already implemented, to impose a constructive trust in favor of the plaintiffs upon any benefits received by the defendants as a result of their alleged wrongful conduct, and the award of damages and attorneys’ fees.

On July 30, 2010, an individual stockholder of the Company filed a complaint in the Superior Court of Cobb County, Georgia, commencing a putative class action lawsuit against CAI, Cerberus Capital, the Company and each of the individual members of the Board. This complaint, styled as Andrew Markich v. BlueLinx Holdings Inc., et al. (Case No. 10-1-7591-49), seeks, among other remedies, to enjoin the Offer and Merger, to rescind the proposed transaction, to the extent already implemented, and the award of attorneys’ fees.

On August 3, 2010, an individual stockholder of the Company filed a complaint in the Superior Court of Cobb County, Georgia, commencing a putative class action lawsuit against CAI, the Company and each of the individual members of the Board. This complaint, styled as Peter Jerszynski v. BlueLinx Holdings Inc., et al. (Case No. 10-1-7729-48) seeks, among other remedies, to preliminarily and permanently enjoin the Offer and Merger, to rescind the proposed transaction, to the extent already implemented, to impose a constructive trust in favor of the plaintiffs upon any benefits received by the defendants as a result of their alleged wrongful conduct, and the award of damages and attorneys’ fees.

On August 4, 2010, an individual stockholder of the Company filed a complaint in the Superior Court of Cobb County, Georgia, commencing a putative class action lawsuit against CAI, the Company and each of the individual members of the Board. This complaint, styled as Richard T. Winter v. Cerberus ABP Investor LLC, et al. (Case No. 10-1-7808-48) seeks, among other remedies, to preliminarily and permanently enjoin the Offer and Merger, to rescind the proposed transaction, to the extent already implemented and the award of damages and attorneys’ fees.

On August 10, 2010, an individual stockholder of the Company filed a compliant in the Court of Chancery for the State of Delaware, commencing a lawsuit against CAI, Cerberus Capital and each of the individual members of the Board. This complaint, styled as Stadium Capital Qualified Partners, L.P. v. Cerberus ABP Investor LLC, et al. (Case No. 5707), seeks, among other remedies, to preliminarily and permanently enjoin the Offer and Merger, to rescind the proposed transaction, if consummated, and the award of damages and attorneys’ fees.

On August 16, 2010, an individual stockholder of the Company filed a compliant in the Chancery Court for the State of Delaware, commencing a putative class action lawsuit against Cerberus Capital, the Company and each of the individual members of the Board. This complaint, styled as Kyle Habiniak v. Howard S. Cohen, et al. (Case No. 5720) seeks, among other remedies, to preliminarily and permanently enjoin the Offer and Merger, to rescind the proposed transaction, to the extent already implemented and the award of damages and attorneys’ fees.

On August 16, 2010, an individual stockholder of the Company filed a compliant in the Chancery Court for the State of Delaware, commencing a putative class action lawsuit against Cerberus Capital, the Company and each of the individual members of the Board. This complaint, styled as Weiyang Liang v. Howard S. Cohen, et al. (Case No. 5721) seeks, among other remedies, to preliminarily and permanently enjoin the Offer and Merger, to rescind the proposed transaction, to the extent already implemented and the award of damages and attorneys’ fees.

In general, these complaints allege, among other things: (1) breaches of fiduciary duty by CAI, Cerberus Capital and the members of the Company’s board of directors in connection with the Offer and the Merger; (2) that the proposed consideration offered by CAI is inadequate; and (3) that CAI is engaging in unfair self-dealing and acting to further its own interests at the expense of Company’s minority stockholders. The courts have denied plaintiffs’ motions for expedited proceedings in all of the lawsuits. The Company believes that these cases have no merit.

Delaware Anti-Takeover Statute.

In general, Section 203 of the DGCL prevents an “interested stockholder” (defined to include a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a business combination (defined to include mergers and certain other transactions) with such corporation for three years following the date such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to the date such person became an interested stockholder.

Section 203 of the DGCL does not apply to a stockholder that became an “interested stockholder” at a time when the corporation was not publicly held. Because CAI became an interested stockholder prior to the Company’s initial public offering and in any event has owned 15% or more of the Shares continuously for more than three years, the Company believes Section 203 of the DGCL does not apply to the Offer or any subsequent merger.

Section 203 of the DGCL, however, would apply to any other person that becomes an “interested stockholder” during the Offer Period and the Special Committee has been authorized by the Board to approve transactions as contemplated by Section 203 of the DGCL, including transactions with any person who becomes an interested stockholder during the Offer Period.

Regulatory Approval.

The Company is not aware of any material filing, approval or other action by or with any governmental authority or regulatory agency that would be required for the consummation of the Offer or of CAI’s acquisition of the Shares in the Offer.

Item 9.	Exhibits.

Exhibit
Number	Description

(a)(2)(A)*	Letter, dated August 13, 2010, from the Special Committee to the Company’s stockholders.
(a)(2)(B)*	Press release issued by the Company on August 13, 2010.
(a)(2)(C)	Letter, dated September 27, 2010, from the Special Committee to the Company’s stockholders.
(a)(2)(D)	Press release issued by the Company on September 27, 2010.
(a)(5)(A)*	Press release issued by Company on July 27, 2010, announcing formation of Special Committee (incorporated herein by reference to Schedule 14D9-C of BlueLinx Holdings Inc., filed on July 27, 2010).
(a)(5)(B)*	Press release issued by Company on July 22, 2010 announcing receipt by the Board of notice from Cerberus of its intent to make a tender offer for the Shares of the Company that it does not own (incorporated herein by reference to Schedule 14D9-C of BlueLinx Holdings Inc., filed on July 22, 2010).
(a)(5)(C)*	Letter, dated July 21, 2010, from Cerberus to the Board (incorporated herein by reference to Schedule TO-C of Cerberus ABP Investor LLC, filed on July 22, 2010).
(a)(5)(D)	Opinion of Citadel Securities LLC, Financial Advisor to the Special Committee.
(e)(1)*	Excerpts from Proxy Statement on Schedule 14A for the 2010 Annual Meeting of Stockholders of BlueLinx Holdings Inc., filed on April 16, 2010.
(e)(2)*	Excerpts from Annual Report on Form 10-K for the fiscal year ended January 2, 2010, filed on March 2, 2010.
(e)(3)*	Complaint entitled Kyle Habiniak v. Howard Cohen, et al. filed on July 23, 2010 in the Superior Court of Fulton County, Georgia.
(e)(4)*	Notice of voluntary dismissal in the case of Kyle Habiniak v. Howard Cohen, et al. filed on August 11, 2010 in the Superior Court of Fulton County, Georgia.
(e)(5)*	Complaint entitled Joseph P. Hindermann v. BlueLinx Holdings, Inc., et al. filed on July 27, 2010 in the Superior Court of Cobb County, Georgia.
(e)(6)*	Complaint entitled Andrew Markich v. BlueLinx Holdings Inc., et al. filed on July 30, 2010 in the Superior Court of Cobb County, Georgia.
(e)(7)*	Complaint entitled Peter Jerszynski v. BlueLinx Holdings Inc., et al. filed on August 3, 2010 in the Superior Court of Cobb County, Georgia.
(e)(8)*	Complaint entitled Richard T. Winter v. Cerberus ABP Investor LLC, et al. filed on August 4, 2010 in the Superior Court of Cobb County, Georgia.
(e)(9)*	Complaint entitled Stadium Capital Qualified Partners, L.P. v. Cerberus ABP Investor LLC, et al. filed on August 10, 2010 in the Court of Chancery for the State of Delaware.
(e)(10)	Complaint entitled Kyle Habiniak v. Howard S. Cohen, et al. filed on August 16, 2010 in the Court of Chancery for the State of Delaware.
(e)(11)	Complaint entitled Weiyang Liang v. Howard S. Cohen, et al. filed on August 16, 2010 in the Court of Chancery for the State of Delaware.
(e)(12)	Form of Director and Officer Indemnification Agreement (Previously filed as an exhibit to Amendment No. 3 to the Company’s Registration Statement on Form S-1 (Reg. No. 333-118750), filed with the Securities and Exchange Commission on November 26, 2004).
(e)(13)	Stockholder Agreement among the Company, CAI and Cerberus Capital, dated September 27, 2010.
(e)(14)	Additional excerpts from Proxy Statement on Schedule 14A for the 2010 Annual Meeting of Stockholders of BlueLinx Holdings Inc., filed on April 16, 2010.

*	Previously filed as an exhibit to the Company’s Schedule 14D-9 filed with the Commission on August 13, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

BLUELINX HOLDINGS INC.

By:	/s/ H. Douglas Goforth
Name:     H. Douglas Goforth

Title:	Chief Financial Officer and Treasurer

Dated: September 27, 2010

ANNEX A

September 23, 2010

The Special Committee of the Board of Directors
BlueLinx Holdings Inc.
4300 Wildwood Pkwy
Atlanta, GA 30339
Ladies and Gentlemen:

On August 2, 2010, Cerberus ABP Investor LLC (“Cerberus”), a Delaware limited liability company controlled by Cerberus Capital Management, L.P. (“Cerberus Capital”) and its affiliated management companies, commenced a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, $0.01 par value per share (the “Shares”), of BlueLinx Holdings Inc. (the “Company”) not owned by Cerberus and its affiliates, upon the terms and subject to the conditions set forth in the Offer to Purchase (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”) contained in the Tender Offer Statement on Schedule TO filed by Cerberus with the Securities and Exchange Commission (“SEC”) on August 2, 2010 (as amended or supplemented from time to time, and together with exhibits thereto, the “Schedule TO”, which, together with the Offer to Purchase and the Letter of Transmittal, constitutes the “Tender Offer Documents”). On September 22, 2010, Cerberus amended the Offer to, among other things, increase the purchase price of the Offer to $4.00 per Share in cash without interest (the “Consideration”). We note that, as more fully described in the Tender Offer Documents, following consummation of the Offer, Cerberus intends to consummate a merger with the Company (the “Merger” and, together with the Offer, the ‘‘Transactions”) in which each remaining Share not owned by Cerberus and its affiliates will be converted into the right to receive $4.00 per share in cash without interest.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Shares (other than Cerberus and its affiliates) of the Consideration to be received by such holders pursuant to the Offer.

In arriving at our opinion, we have, among other things:

(1) reviewed the terms and conditions of the Tender Offer Documents;

(2) reviewed (a) the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company filed with the SEC on August 13, 2010 and (b) a draft of Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company to be filed with the SEC on or about September 27, 2010;

(3) reviewed the Stockholder Agreement by and among the Company, Cerberus and Cerberus Capital entered into in connection with the Offer.

(4) reviewed certain publicly available business and financial information relating to the Company;

(5) reviewed certain internal financial and operating information with respect to the business, operations and prospects of the Company furnished to or discussed with us by the management of the Company, including certain financial forecasts relating to the Company prepared by the management of the Company as of September 14, 2010 (such forecasts, the “Company Forecasts”);

(6) discussed the past and current business, operations, financial condition and prospects of the Company with members of senior management of the Company;

(7) reviewed the reported prices and trading activity of the Shares;

(8) compared certain financial and stock market information of the Company with similar information of other companies we deemed relevant;

(9) compared certain financial terms of the Offer to financial terms, to the extent publicly available, of other transactions we deemed relevant; and

(10) performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading. With respect to the Company Forecasts, we have been advised by the Company, and have assumed, that they have been reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company.

Our opinion is limited to the fairness, from a financial point of view, to the holders of Shares (other than Cerberus and its affiliates) of the Consideration to be received by such holders in the Offer and no opinion or view is expressed with respect to any consideration to be received in connection with the Transactions by the holders of any other class of securities, creditors or other constituencies of any party. We express no view or opinion as to any terms or other aspects of the Transactions. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Transactions, or any class of such persons, relative to the Consideration. In addition, we express no view as to the prices at which the Shares will trade at any time. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company other than certain third party real estate appraisals and broker opinions prepared at various times between 2004 and 2010 that were provided to us by, and discussed with, the Company’s management, nor have we made any physical inspection of the properties or assets of the Company. Our opinion does not address, and we express no view as to, the relative merits of the Transactions as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. In connection with our engagement, we were requested to solicit indications of interest from, and held discussions with, third parties regarding the possible acquisition of all of the Shares of the Company not owned by Cerberus and its affiliates. We are financial advisors only and have relied, without independent verification, upon the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax and regulatory matters. Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion.

We have acted as financial advisor to the Special Committee of the Board of Directors of the Company (the “Special Committee”) in connection with its consideration of the Offer and related matters and will receive a fee in connection with the services rendered to the Special Committee. In addition, the Company has also agreed to reimburse us for our reasonable expenses, including attorneys’ fees and disbursements, and to indemnify us and related persons against certain liabilities relating to or arising out of our engagement. In the ordinary course of business, we and our affiliates may actively trade in the debt and equity securities, or options on securities, of the Company, for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates may provide in the future financial services to the Company, Cerberus or their respective affiliates and portfolio companies, for which we or such affiliates would expect to receive compensation.

The issuance of our opinion has been approved and authorized by our internal fairness opinion committee. Our advisory services and the opinion expressed herein are provided solely for the information of the Special Committee in its evaluation of the Offer and does not constitute an opinion or recommendation as to whether any holder of Shares should tender such Shares into the Offer or as to how any holder of Shares should vote in connection with the Transactions.

Based upon and subject to the foregoing, including the various assumption and limitations set forth herein, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of Shares (other than Cerberus and its affiliates) is fair, from a financial point of view, to such holders.

Very truly yours,

/s/  Citadel Securities LLC
CITADEL SECURITIES LLC

ANNEX B

BACKGROUND OF EXECUTIVE OFFICERS AND DIRECTORS

George R. Judd has served as our Chief Executive Officer since November 2008 and as our President since May 2004. Prior to that time, he worked for Georgia-Pacific Corporation in a variety of positions managing both inside and outside sales, national accounts and most recently as Vice President of Sales and Eastern Operations from 2002-2004. From 2000 until 2002, Mr. Judd worked as Vice President of the North and Midwest regions of the Distribution Division. He served as Vice President of the Southeast region from 1999 to 2000. Mr. Judd serves on the board of the Girl Scouts of Greater Atlanta and leads its design and construction committee. He graduated from Western Connecticut State University in 1984 with a Bachelor’s degree in Marketing.

H. Douglas Goforth has served as our Senior Vice President, Chief Financial Officer and Treasurer since February 2008. From November 2006 until February 2008, Mr. Goforth served as Vice President and Corporate Controller for Armor Holdings, Inc. which was acquired by BAE Systems in July 2007. Previously he served as Corporate Controller for BlueLinx from May 2004 until October 2006, where he played a key role in our 2004 IPO. From 2002 until 2004 he served as Controller for the Distribution Division of Georgia-Pacific Corporation. Mr. Goforth has 25 years of combined accounting, finance, treasury, acquisition and management experience with leading distribution and manufacturing companies including Mitsubishi Wireless Communications, Inc., Yamaha Motor Manufacturing, Inc. and Ingersoll-Rand. Mr. Goforth serves on the board of directors for the Arthritis Foundation of Georgia. Mr. Goforth is a North Carolina State Board Certified Public Accountant and earned a Bachelor of Science in Accounting from Mars Hill College in North Carolina.

Dean A. Adelman has served as our Chief Administrative Officer since May 2008 and as our Vice President, Human Resources since October 2005. Prior to that time, he served as Vice President Human Resources, Staff Development & Training for Corrections Corporation of America. Previously, Mr. Adelman served as Vice President Human Resources for Arby’s Inc. (formerly RTM Restaurant Group) from 1998 to 2002. From 1991 to 1998, Mr. Adelman served as senior counsel for Georgia-Pacific Corporation. Mr. Adelman received his Masters of Business Administration from the Kellogg School of Management at Northwestern University, a Juris Doctor degree from the University of Georgia School of Law, and a Bachelor of Arts degree from the University of Georgia.

Howard S. Cohen has served as Chairman of our Board since March 2008 and as a member of our Board since September 2007. He is a Senior Advisor to Cerberus. Mr. Cohen served as our Interim Chief Executive Officer from March 2008 through October 2008 and as our Executive Chairman from March 2008 through March 2009. Mr. Cohen possesses 33 years of leadership experience, including service as President and CEO of four publicly-traded companies: GTECH Corporation, from 2001 to 2002; Bell & Howell, from 2000 to 2001; Sidus Systems Inc., from 1998 to 1999; and Peak Technologies Group, Inc., from 1996 to 1998. Mr. Cohen has also managed independent divisions of three Fortune 500 companies. Mr. Cohen serves as the Chairman of the Board of Directors of Albertsons LLC and Equable Ascent Financial, LLC, both of which are Cerberus portfolio companies. Mr. Cohen previously served on the Board of SSA Global Technologies, Inc. from 2005 until 2007.

Richard S. Grant has served as a member of our Board since December 2005. Previously, Mr. Grant served as a director of The BOC Group plc, until his retirement in 2002. Over 30 years of service with The BOC Group, Mr. Grant held various management positions, most recently as Chief Executive of BOC Process Gas Solutions, Chairman of CNC sa, a Mexican joint venture company, and he had group responsibility for Technology, Latin America and Continental Europe. Previous responsibilities included service as the BOC Regional Director for South Pacific/South Asia, Chairman of Elgas Ltd, an Australian LPG distributor, and before that as President of Ohmeda Medical Devices and Chief Executive Officer of Glasrock Home Healthcare Inc. Mr. Grant currently serves on the Board of Compass Minerals International Inc, where he is lead director, a member of the audit committee and the nominating corporate governance committee, of which he was previously Chairman. Mr. Grant previously served as a director of Distributed Energy Systems Corporation from 2006 to 2007.

Richard B. Marchese has served as a member of our Board since May 2005. He served as Vice President Finance, Chief Financial Officer and Treasurer of Georgia Gulf Corporation since 1989 before retiring at the end of 2003. Prior to 1989, Mr. Marchese served as the Controller of Georgia Gulf Corporation, and prior to that he served as the Controller of the Resin Division of Georgia-Pacific Corporation. Mr. Marchese is a member of the board of directors of Nalco Holding Company, Quality Distribution Inc. and Texas Petrochemicals, Inc.

Steven F. Mayer has served as a member of our Board since May 2004. He has been Managing Director of Cerberus California, LLC and predecessor entities since November 2002 and also serves as Co-Head of Private Equity at Cerberus. Prior to joining Cerberus in 2002 and since 2001, Mr. Mayer was an Executive Managing Director of Gores Technology Group. Prior to joining Gores, from 1996 to 2001, Mr. Mayer was a Managing Director of Libra Capital Partners, L.P. From 1994 until 1996, Mr. Mayer was a Managing Director of Aries Capital Group, LLC, a private equity investment firm that he co-founded. From 1992 until 1994, Mr. Mayer was a principal with Apollo Advisors, L.P. and Lion Advisors, L.P., affiliated private investment firms. Prior to that time, Mr. Mayer was an attorney with Sullivan & Cromwell. Mr. Mayer is a member of the boards of directors of LNR Property Holdings Corp., Decision One Corporation, Spyglass Entertainment Holdings, LLC and Talecris Biotherapeutics Holdings Corp. Mr. Mayer previously served on the board of MAI Systems Corporation from 2001 to 2005. Mr. Mayer received his A.B., cum laude, from Princeton University and his juris doctor degree, magna cum laude, from Harvard Law School.

Charles H. (Chuck) McElrea served as our Chief Executive Officer from May 2004 until his retirement from that position in October 2005, and has served as a member of our Board since May 2004. Prior to that time, Mr. McElrea worked at Georgia-Pacific for 26 years, most recently as President of the Distribution Division for four years and as Vice President of Finance, Information Technology and Strategy of Containerboard and Packaging for one year. Mr. McElrea held several other senior management positions including Vice President of Distribution Division Integrated Business Systems, Vice President of Packaging Division Business Planning & Logistics, Vice President of Pulp & Paper Logistics, Vice President of Purchasing and Vice President of the Bleached Board Division. He also held company positions in both manufacturing and finance/accounting. Mr. McElrea received a Bachelor’s degree in Business from California Polytechnic State University in 1977.

Alan H. Schumacher has served as a member of our Board since May 2004. He is a director of Noranda Aluminum Holding Corporation, Equable Ascent Financial, LLC, North American Bus Industries, Inc., School Bus Holdings Inc. and Quality Distribution Inc. Mr. Schumacher was a director of Anchor Glass Container Inc. from 2003 to 2006. Mr. Schumacher is a member of the Federal Accounting Standards Advisory Board and has served on that board since 2002. Mr. Schumacher has 23 years of experience working in various positions at American National Can Corporation and American National Can Group, where, from 1997 until his retirement in 2000, he served as Executive Vice President and Chief Financial Officer and, from 1988 through 1996, he served as Vice President, Controller and Chief Accounting Officer.

Mark A. Suwyn has served as a member of our Board since May 2005. Mr. Suwyn has served as the Chairman of NewPage Corporation and NewPage Holding Corporation since May 2005. Mr. Suwyn was the interim Chief Executive Officer of NewPage from January 2010 to February 2010, was the Chief Executive Officer of NewPage from March 2006 until March 2009. Previously, he served as the Chairman and Chief Executive Officer of Louisiana-Pacific Corporation from 1996 to 2004. From 1992 to 1995, Mr. Suwyn served as Executive Vice President of International Paper Co. Mr. Suwyn has also served as Senior Vice President of E.I. du Pont de Nemours and Company. Mr. Suwyn served on the boards of United Rentals Inc. from 2004 to 2007 and Unocal Corporation from 2004 to 2005. Mr. Suwyn currently serves on the board of Ballard Power Systems Inc. Mr. Suwyn has previously served as a senior member of the operations team of Cerberus and as an advisor to Cerberus. Cerberus is the indirect holder of a majority of the outstanding shares of our common stock.

Robert G. Warden has served as a member of our Board since May 2004. Mr. Warden is a Managing Director of Cerberus, which he joined in February 2003. Prior to joining Cerberus, Mr. Warden was a Vice President at J.H. Whitney from May 2000 to February 2003, a principal at Cornerstone Equity Investors LLC from July 1998 to May 2000 and an associate at Donaldson, Lufkin & Jenrette from July 1995 to July 1998. Mr. Warden graduated with an AB from Brown University in 1995. Mr. Warden also serves on the boards of Aercap Holdings N.V., Equable Ascent Financial, LLC and Four Points Media Group LLC.

M. Richard Warner has served as a member of our Board since March 2008. Mr. Warner is a consultant for Cerberus. He served as the Interim Chief Financial Officer of Equable Ascent Financial, LLC, a Cerberus portfolio company, from February 2009 until June 2009. Prior to his work with Cerberus, Mr. Warner was employed for more than 20 years in a variety of capacities at Temple-Inland Inc., most recently as a Senior Advisor during 2006, President from 2003 to 2005, Vice President & Chief Administrative Officer from 1999 to 2003 and Vice President & General Counsel from 1994 to 2002. Prior to joining Temple-Inland, Mr. Warner was a commercial lawyer in private practice. Mr. Warner currently serves on the boards of Balcones Resources Inc. and Equable Ascent Financial, LLC. Mr. Warner received his BBA degree, magna cum laude, from Baylor University and his Juris Doctor degree from Baylor University Law School.

ANNEX C

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information with respect to our common stock owned beneficially by (1) each director or director nominee, (2) each named executive officer, (3) all executive officers and directors as a group, and (4) each person known by us to be a beneficial owner of more than 5% of our outstanding common stock. Unless otherwise noted, each of the persons listed has sole investment and voting power with respect to the shares of common stock included in the table. Beneficial ownership has been determined in accordance with Rule 13d-3 of the Exchange Act.

		Percentage of
	Number of Shares	Shares
Name of Beneficial Owner	Beneficially Owned	Outstanding(2)

Stephen Feinberg(1)	18,100,000	55.47%
Howard S. Cohen	1,400,000	4.28%
George R. Judd	1,157,420	3.54%
Howard D. Goforth	383,069	1.17%
Dean A. Adelman	307,262	*
Richard S. Grant	20,000	*
Richard B. Marchese	10,000	*
Steven F. Mayer	0	0
Charles H. McElrea	350,000	1.07%
Alan H. Schumacher	7,750	*
Mark A. Suwyn	0	0
Robert G. Warden	0	0
M. Richard Warner	0	0
Directors and executive officers as a group (12 persons)	3,635,501	10.92%

*	Less than one percent.

(1)	Cerberus ABP Investor LLC is the record holder of 18,100,000 shares of our common stock. Mr. Feinberg exercises sole voting and investment authority over all of our securities owned by Cerberus ABP Investor LLC. Thus, pursuant to Rule 13d-3 under the Exchange Act, Mr. Feinberg is deemed to beneficially own 18,100,000 shares of our common stock.

(2)	The percentage calculations are based on 32,676,562 shares of our common stock outstanding on September 24, 2010.

C-1